UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 27 September 2013

NOVOGEN
Novogen Annual Report
2013

Novogen Limited

ABN 37 063 259 754

Annual Report - 30 June 2013

Novogen Limited

Contents

30 June 2013

Novogen Limited

Corporate directory

30 June 2013

Directors	Prof Graham E Kelly - Chairman
Robert Birch - Deputy Chairman
Andrew Heaton
Steven Coffey
John O’Connor

Company secretary	Andrew Bursill

Notice of annual general meeting	The annual general meeting of Novogen Limited:

	will be held at	AGL Theatre Room
Museum of Sydney
Cnr Phillip and Bridge Streets
Sydney NSW 2000
	time	01:00 PM
	date	Friday 15 November 2013

Registered office		Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077
Tel: +61 2 9476 0344
Fax: +61 2 9476 0388

Principal place of business		Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077

Share register		Computershare Investor Services Pty Limited
Level 4
60 Carrington Street
Sydney NSW 2000
Tel: 1300 787 272

Auditor		Grant Thornton Audit Pty Ltd
Level 19
2 Market Street
Sydney NSW 2000

Stock exchange listing		Novogen Limited shares are listed on the Australian Securities
Exchange (ASX code: NRT)

Novogen Limited’s ordinary shares trade in the United States in the form of ADRs on the NASDAQ Capital Market. Each ADR represents twenty-five ordinary Novogen shares. The trading symbol on NASDAQ is ‘NVGN’.

Website		www.novogen.com

Novogen Limited

Chairman’s letter

30 June 2013

Dear Shareholders,

2013 has been quite a year for both your Company and your Executive.

When the current Board assumed control of the Novogen on 5 December 2012, Novogen was a shell. All of its drug technology intellectual property had been sold to subsidiary, MEI Pharma, Inc.; all other assets sold off and the funds redirected into MEI Pharma; and Novogen demerged from MEI Pharma through an in-specie distribution of shares.

This left Novogen with about $900,000 in cash and its dual listing on the ASX and NASDAQ exchanges, but no other tangible or intangible assets.

But rather than see this as a problem, your Executive saw this as a welcome opportunity. We had a clean slate to work with, with no overhang from previous management or deeds or business strategies to be concerned about.

Novogen was reborn through the acquisition of Triaxial Pharmaceuticals Pty Limited, a private company formed by Andrew Heaton, David Brown and myself, the three ex-Novogen scientists most responsible for the original Novogen drug technology platform. The goal of this private company was to realize the potential of the original Novogen drug technology through building more complex, super forms of the drugs that would deliver a far more potent anti-cancer effect. In achieving this, we particularly wanted this new family of drugs to be highly active against the two main populations of cells within a tumor: the more common differentiated cancer cells and their less common progenitor cells, the cancer stem cells, that typically are impervious to chemotherapy and that are responsible for tumor recurrence. With more powerful drugs and clear activity against the cells responsible for tumor growth and recurrence, the reborn Novogen is confident that it now has the drug technology platform to deliver a major advance in the field of chemotherapy.

The first task your Executive had in coming back into the Company was to cut fixed costs and to set about raising sufficient funds to underwrite an ambitious drug development program. Drug development doesn’t come cheaply, and the more successful the drug, the more money you need. Fortunately your Executive have been down this path before, so we have a pretty good idea what’s coming down the line and what we need to do to prepare for the task ahead. We have been successful in raising sufficient funds to support the program to date, but the reality is that this is something that I will need to spend more and more time on as we proceed. What I will promise shareholders, though, is that we will only look to raise enough money to get us to the next horizon and in so doing, limit shareholder dilution as much as we can.

The following report is meant to contain itself to the financial year, July 2012 – June 2013. But that was a fractured year, broken up into five months under the control of the old Board overseeing a company in wind-down mode, followed by seven months of effort by the new Board in winding the Company back up again. And with that winding-back-up process has come a rush of opportunity and expansion of knowledge that has seen the Company start to take a new shape and form in the current reporting period that I believe is far more meaningful to shareholders than the previous obligatory, but fractured, reporting period. Novogen is in effect a new company, with new executives, a new Board, a new technology platform, new drugs, and a new business strategy.

So I encourage you to read my following Chief Executive Officer’s report with that thought in mind.

In the following Annual Report, we also have tried to strike a balance between the full extent of information required under our statutory obligations, and the key aspects of this information that many of our shareholders tell us that they just want to focus on. So, for your convenience, we have addressed this by producing both short-form and long-form versions of the report, and to posting both on our website (www.novogen.com).

Finally, I’d like to point out that all Executives and Directors of Novogen are shareholders in your company, some of us substantial shareholders. We are in this together. We have made good progress in the very short time at the helm, but we think the best is yet to come.

We firmly believe that Novogen will change the Future of Cancer Therapy.

Yours faithfully

Graham Kelly

Chairman

26 September 2013

Novogen Limited

Chief Executive Officer’s report

30 June 2013

I will use this report to try and outline what I see as the Company’s key strengths, the strategic directions that it is taking, and what you might expect the Company to look like over the coming year.

I can’t report with any authority on the year’s activities up until 6 December 2012 because I wasn’t involved, beyond commenting on the facts as they stand. Company assets had been liquidated and the bulk of the proceeds transferred to Novogen spin-off, MEI Pharma; all isoflavonoid drug technology intellectual property also transferred to MEI Pharma; and the only remaining asset, a 60% stake in MEI Pharma, then liquidated through an in specie distribution of the Company’s shares in MEI Pharma to Novogen shareholders. Novogen was being prepared as a back-door listing for another company. As the founder of this Company that held such promise, you wouldn’t be surprised that I was both saddened and appalled by this situation.

Novogen turned the corner and became a new company on 6 December 2012 with the acquisition of Triaxial Pharmaceuticals Pty Limited, a company that myself and two other ex-Novogen refugees had formed. We had done so in the firm belief that the promise of the original Novogen drug technology remained unfulfilled.

We never started Triaxial believing that we would have the opportunity to bring it back into Novogen, but fate intervened, and here we are.

Having been given a second chance, I am determined to do everything in my power to realize the Novogen potential and to repay the faith of so many long-standing and long-suffering shareholders.

But Novogen Mark 2 is far more than just a resuscitated company. It commands an entirely new drug technology platform that your executive firmly believes has the potential to change the future of chemotherapy. Novogen Mark 2 is a company reborn with an entirely new and brighter future.

Our business

The Company’s core business remains drug development, but with a focus on anti-cancer drugs.

In common with dozens, if not hundreds, of biotech companies internationally, we have an horizon which is to develop and to bring to market a drug or drugs that will find their way into the oncologist’s armamentarium and hopefully make a difference to the outlook of the cancer patient.

But that is just our first horizon. Where we start to separate from the vast bulk of other biotech companies is that we have a second horizon, and that is to develop a family of drugs that will serve to allow cancer therapy to be individualized so that a patient is offered a treatment best suited to an individual cancer and one that offers a very real prospect of eradicating the source of tumor recurrence (the cancer stem cells) and thereby deliver long-term remission.

It’s an extraordinarily ambitious goal, but one which we truly believe is attainable.

It’s a goal built around the Company’s core drug technology, super-benzopyran drugs, which we believe will take us a long way towards our goal, further than any other company has the capacity to go. But we are sufficiently ambitious to want to go the full way, and to do that, we have identified certain drug technologies and drug delivery technologies that complement our super-benzopyran drugs and that we believe may take us that one step closer to achieving almost universal long-term remission. Novogen currently is negotiating to acquire or to access those new technologies. I regret that I am not in a position to provide details of those negotiations, but I am confident that at least some of these opportunities will be disclosed before the end of this year.

Cancer stem cells

If I had to define Novogen, it would be that we are positioning ourselves to become the principal supplier of drugs that provide long-term remission through the successful control of the cancer stem cell.

In broad terms, all tissues have a hierarchy of cells with two main forms of cells……. a very small number of pluripotent stem cells that are responsible for producing the various types of cells that go to make up the particular tissue, and then the final tissue cells themselves.

This cellular hierarchy generally is retained in cancer, with one big difference. The one-way production line of stem cell-to-daughter cell in normal tissue can become a reversible two-way direction in cancer tissue, with the daughter cancer cells being able to revert back to a stem cell-like state under certain conditions. These cancer stem cells are key to the cancer’s ability to grow, to spread, and to survive attempts by the body and by oncologists to destroy it.

Novogen Limited

Chief Executive Officer’s report

30 June 2013

Cancer stem cells are highly resistant to radiotherapy and chemotherapy and generally manage to survive such attacks where their more prevalent daughter cells succumb. Having survived the attack, the cancer stem cells then repopulate the tumor with another generation of cancer daughter cells, but this time the daughter cells have inherited their parent cells’ resistance to radiotherapy and chemotherapy. In this way, the cancer stem cells display a remarkable ability to adapt to a hostile environment either by mutating genes or activating repressed genes, all with the sole aim of ensuring the survival of the tumor. Hence the almost impossible task of second-guessing a cancer cell’s survival skills.

All of the current anti-cancer drugs on the market today are directed at the daughter cancer cells and none of them show any meaningful impact on cancer stem cells. Despite this, the great majority of effort going into anti-cancer drug development today continues to be directed at these daughter cells. The targets within the cancer cell that have led to the development of some hundreds of anti-cancer drugs over the past 50 years, do not appear to apply to cancer stem cells, and until relevant targets within cancer stem cells are identified, this area of drug development will continue to struggle.

Several biotechnology companies are working in this field with a small number of signaling proteins and cell surface receptors purportedly characteristic of cancer stem cells the subject of drug development. Time will tell whether these targets are any more effective than signaling proteins and receptors have been as targets for all the hundreds of drugs used against daughter cancer cells, where the adaptability of the cancer cell has proved to be insurmountable.

The cancer stem cell is the focus of our efforts. That doesn’t mean that our drugs have a lesser effect against the daughter cells of cancer stem cells ….. quite the contrary. It is just that we seem to have hit on a fault-line that cancer stem cells are susceptible to having shut down, and that is where we will be focusing our efforts.

Personalized chemotherapy

Once you have the means to kill cancer stem cells, then you are one step closer to the heart of the cancer process and to the ultimate goal of customizing chemotherapy to an individual tumor.

Personalized chemotherapy is based on the fact that no two tumors are the same; that even the same histological subset of tumors varies substantially between individuals in the types of mutations present and in the sensitivity of the cancer cells to anti-cancer drugs. Even within the one tumor, there is a hierarchy of cells with an inherent range of chemo-sensitivities, with the cancer stem cells considerably less sensitive to chemotherapy than their daughter cells. Effective therapy needs to be able to wipe out all the different forms of cells within a tumor, and to do that across a broad range of individual genotypes and mutations.

Our objective is to be able to identify the sensitivities of both the cancer stem cells and their daughter cells to a range of chemotherapies on an individual basis in order to better inform the oncologist and the patient.

We start this objective with two key advantages that are critical to being able to provide personalized chemotherapy. The first is that the super-benzopyran drugs are showing strong activity against cancer stem cells. Without being able to kill the cancer stem cells, chemotherapy has little chance of preventing tumor recurrence. The second is that when we subtly modify the structure of our pharmacophore, we change the target, an outcome that we believe is pointing to important genomic differences between individual cancers.

The Novogen enabling technologies

We have set the goals…now to look at how we are setting about achieving them.

(a) Super-benzopyran drug technology platform

As I have said, the Company’s business is built around its super-benzopyran drug technology. For that reason, I believe that it is worth taking the effort to understand it. I am indebted to my colleague, Dr Andrew Heaton, for help with the following explanation.

Like all cancer drug design, our goal is to build molecules that selectively target cancer cells while leaving normal cells unaffected, and to target as many different types of cancer cells as possible.

The original Novogen design strategy gave rise to compounds such as NV-128 and NV-344. These compounds were built using a very restricted set of building blocks. In effect, it was like trying to paint a masterpiece with only three colors or write a piano concerto with only three notes. Nevertheless, this limited approach still gave rise to a series of simple molecules that were relatively non-toxic to normal cells and were moderately potent against a wide range of cancer cells. Their target appeared to be biochemical mechanisms concerned with how hydrogen atoms (protons) were transported or used within the cancer cell. And the target was highly restricted to cancer cells, pointing to a mutation that was part of the cancer process and common to most forms of cancer.

Novogen Limited

Chief Executive Officer’s report

30 June 2013

That simple family of benzopyrans that Novogen made over the decade 1998-2008 provided a glimpse of that part of the benzopyran scaffold that was critical in attacking the cancer cell. That critical structure is known as the ‘pharmacophore’, or that part of the molecule that is critical to its function and which cannot be tampered with.

The parts of the molecule outside of this central pharmacophore, however, were fair game and able to be exploited to create more powerful drugs or drugs with different targets. However, we faced a significant restriction, which was the limited range of chemicals that our design and manufacturing capacities meant we could use in constructing compounds. In fact the original Novogen molecules like NV-128 and NV-344 contain only three elements from the periodic table: carbon, hydrogen and oxygen.

Triaxial was born out of the realization that to improve on the anti-cancer potency of drugs such as NV-128 and NV-344, it would be necessary to come up with an entirely new way of constructing benzopyrans that allowed the inclusion of more than just carbon, hydrogen and oxygen. There was nothing wrong with the central pharmacophore …. we just needed to find a way of making it more active by improving its access to cancer cells and to increasing its killing effect once there. We often use the analogy of a scorpion because the shape of the benzopyran molecule is scorpion-like, with two forward points and a tail.

The two claws are the pharmacophore, which is what locks into the target; the tail of the molecule is what determines the molecule’s anti-cancer potency. Triaxial’s goal was to give the claws greater ability to grip the prey, at the same time as increasing the sting in the tail.

Increasing the sting in the tail meant being able to employ atoms beyond carbon, hydrogen and oxygen. We wanted to be able to include an array of other elements (including nitrogen, sulfur, bromine, chlorine etc) into the molecules. This finally was achieved in a design and manufacturing process that is a key part of our growing intellectual property portfolio. In so doing, we created a family of compounds known as super-benzopyrans, as distinct from the simple benzopyrans such as NV-128 and NV-344. This breakthrough in the number of building blocks available has provided us with the ability to design an almost infinite number of molecules against a wide range of cancer cell targets.

But beyond this goal, a number of unexpected additional benefits also flowed. The first is that the number of manufacturing steps was halved, shaving significant costs off large-scale manufacture, as well as making it substantially easier to manufacture different super-benzopyrans for screening. The second is that the insertion of new atoms in the molecule’s tail resulted in a change in the molecule’s electrical ‘signature’, meaning that it donates and receives electrons far more readily than drugs such as NV-128 and NV-344. One effect of that is to make the drugs bind more strongly to their target, accounting in part for their considerably greater anti-cancer potency.

Our design ability has increased exponentially. Our palette has gone from 3 basic colors, to a full spectrum of colors, each of differing shades.

We may not as yet have fully identified our molecular target within the cancer cell, but we still are able to employ rational drug design principles. By looking at the structure of those molecules that have potent anti-cancer activity, we have been able to determine the electrical requirements of the target, along with its overall shape. The diagram shows three regions of positive charge (red), with the extent of the red indicating the required magnitude of positive charge, while regions that should not contain any positive charge are shown in yellow.

Using a computer, we then are able to design a drug that meets those electrical and structural requirements, as the second diagram shows. This was the design approach behind the discovery of our first lead compound, CS-6, and the basis of the Company’s extensive analog program that is reaching out to find the world’s first family of functionally related anti-cancer drugs.

Novogen Limited

Chief Executive Officer’s report

30 June 2013

Novogen Limited

Chief Executive Officer’s report

30 June 2013

My non-chemist summary of this is that:

•	we have taken the benzopyran drug technology, not just to the next level, but to a hitherto unimagined level

•	we have uncovered a new family of drugs that we can make our own on the basis of their novelty

•	we have developed a way of making benzopyran anti-cancer drugs substantially more active than before

•	we now have a way of modeling the drug to better suit the cancer target

•	we can now design and make super-benzopyran compounds at will in a highly efficient way

•	when the time comes to bring these drugs to market, their manufacturing cost will be more than halved compared to earlier Novogen drugs.

I also want to make a point that surprises me doesn’t seem to get the market recognition that I believe it deserves. And that is the logical basis of what we are doing.

The great majority of drugs that we rely on today to treat cancer were discovered either by accident or by trawling through Nature. There was no logic to it; literally millions of specimens from Nature were screened for anti-cancer activity, and when one was found, researchers then set about looking at how it worked.

These drugs continue to be the mainstay of chemotherapy to this day because they are good at what they do, poisoning functions or disrupting fundamental structures within the cancer cell. But they have two key downsides. The first is that they generally can’t discriminate between cancer cells and healthy cells. The second is that cancer cells are very good at learning how to avoid the effects of such drugs, so that for the cancers that humans most commonly suffer, tumor recurrence is the all-too-common outcome.

Over time, we have come to understand how these drugs work, but even with this knowledge, modern science by and large has been unable to engineer more powerful or safer versions.

The inability to improve on these crudely effective drugs drove drug researchers into so-called rational drug design. The idea here is to identify a particular protein in a cancer cell that is considered important to its function or survival, and then design a drug that specifically inhibits that protein. That approach has given us a whole new family of anti-cancer drugs (e.g. Herceptin, Avastin, Zytigar), all of which have contributed to better clinical outcomes for cancer patients, but which on the whole have failed to deliver anything more than marginal survival benefits to most patients.

The limited benefit of the rationally designed drugs comes simply because the targets chosen are not sufficiently critically important to the survival of a cancer cell. Cancer cells are remarkably adaptive and quickly learn how to circumvent the inconvenience of having a minor side-road shut down. Until the main highways in the cancer cell are identified, this approach will always be of limited value.

We use the term logical drug design to describe what we do.

We have a drug pharmacophore that is:

•	killing tumor cells that are resistant to standard anti-cancer drugs

•	killing both cancer stem cells and their daughter cells

•	killing tumor cells irrespective of their phenotype (where they arise).

AND it appears to be so effective because it is targeting an element of the cancer cell that is so fundamental to its survival, that its inhibition causes it to die by a process of chemical asphyxiation. Our target is the cancer cell’s source of energy or the way it uses energy, something that the cell cannot by-pass.

AND the target appears to be restricted to cancer cells, because we see so little toxicity with this pharmacophore.

AND when we make subtle changes to the exterior of the pharmacophore, we see the target shifting, suggesting that the underlying target comes in multiple forms.

In summary, we appear to have discovered a master key that is opening multiple locks. By the process of reverse engineering, we now are seeking to identify those different locks and their appropriate keys, with a view to creating a family of super-benzopyran drugs capable of eradicating all cells within an individual tumor and across the spectrum of different tumor types.

That’s why we call it Logical Drug Design.

Novogen Limited

Chief Executive Officer’s report

30 June 2013

(b) Other technologies

Unfortunately I cannot go into detail at this point, other than to say it involves both another entirely new drug technology platform and a smart drug delivery system designed to deliver drugs directly to the tumor.

The strategy is simple. Faced with treatment of a significant mass of a highly aggressive, recurrent tumor resistant to all known chemotherapies and radiotherapy, nothing short of a full-frontal assault is going to be required to ensure effective killing of both the subversive cancer stem cells and their far more populous and rapidly dividing daughter cells.

We see that full-frontal assault combining a super-benzopyran drug selected for its propensity to attack cancer stem cells of a particular genotype, along with a non-selective drug capable of delivering an additional knock-out blow to the daughter cells, and to have both drugs delivered in a highly focused and concentrated way to the tumor.

(c) Trilexium (CS-6)

The first lead candidate to emerge from our super-benzopyran drug development program is CS-6, now known as Trilexium.

Trilexium currently is undergoing a pre-clinical program with a view to bringing it into the clinic next year for two clinical indications: temozolomide-resistant glioblastoma multiforme and late-stage recurrent ovarian cancer.

There is not much more to be said about this drug candidate at this time other than we have committed significant resources to bringing it through into the clinic as quickly as possible. The one change to its program is the recent introduction of the ‘smart’ drug delivery system into the drug development program that has led to us looking at this as a potentially better alternative delivery system to the standard one we currently have employed.

(d) Drug discovery program

Trilexium is just the first of many. An analog program is current and intended to deliver a family of related drugs, all with complementary anti-cancer activity that will be the backbone of our goal in delivering personalized chemotherapy. Trilexium will be just one member of that family of drugs, although as the first member of that family, we are looking to develop it as a stand-alone drug.

Appreciating the significance of this strategy requires an explanation. Something that biotech companies tend not to disclose is the limit of effectiveness of a particular experimental drug. By this, I don’t mean whether it is more or less active against breast cancer cells versus prostate cancer cells: rather how effective it is on an individual tumor basis, irrespective of the type of cancer. It’s not so much that they keep this secret so much as they simply don’t know before they get into the clinic. And it is only there that you find that while it might be an efficient killer of cancer cells in the test-tube, in the clinic it is only working in 10% or 25% or 50% of cases. In fact, rarely is it ever known why it doesn’t work in most individuals.

With our super-benzopyran drugs, we started without any preconceived ideas of how universal their effect might be. We had a pretty good idea in general terms how they were working, but we had yet to nail down the molecular target precisely, and without knowing that, it was impossible to predict just how universally effective any of those drugs might be.

Like almost every other company, we started by screening our drugs against the regular, commercially-available cancer cell lines: the same ones that the US National Cancer Institute uses in its drug-screening system. And drugs like Trilexium came up as killing everything.

But then we decided to go a step that most drug development companies haven’t gone in the past, and that was to use primary cell cultures from fresh tumor biopsies. This is far more tedious and a lot more expensive than buying commercially-available cancer cell lines that have been around for years, but ultimately far more reliable in indicating likely clinical benefit.

Taking that extra step proved critical. Suddenly the universality of the cancer-killing effect was no longer present. A drug such as Trilexium might be killing cancer stem cells where no other drug has worked, but it didn’t work in every case. But by tweaking the structure of Trilexium, a non-killing effect could be turned into a killing-effect, and vice versa.

From this came the realization that our technology wasn’t producing the usual kind of anti-cancer drug whose action depended on the type of cancer cells (e.g. breast versus prostate), but rather on the individual genotype of the cancer cell. It was at that point that the dream of personalized chemotherapy started to become a practical reality.

Novogen Limited

Chief Executive Officer’s report

30 June 2013

We believe that our super-benzopyran drugs target fundamental fault-lines that must occur within a cancer cell in order for it to behave as a cancer cell, and that the nature of those fault lines varies subtly between individuals. We appear with our ability to modify these drugs to be identifying those subtle differences.

The immediate future

Now I’ll try and paint a picture of how I see the Company’s R&D program unfolding over the next 2-3 years.

•	Bringing Trilexium into and through the clinic as a stand-alone chemotherapy for glioblastoma and ovarian cancer remains a priority. We already know it is unlikely to work in every case, but we expect it to have the potential to work in most cases, and with further studies, we hope to be able to identify responders and non-responders beforehand. This is a program that Novogen believes it can take through with its own resources.

•	Trilexium is nothing more than an interim step on the way to identifying a family of super-benzopyran drugs capable of working against cancer stem cells across a broad range of genotypes. This is a large program that Novogen will need to partner in order to provide the resources and expertise to attain that goal. The nature of that partnership is the subject of current negotiations.

•	A second drug technology (details yet to be announced) will be undertaken by Novogen using its own resources.

We currently are conducting all of our programs on a virtual basis, with no intention at this stage of bringing the necessary expertise in-house beyond the minimum number of managers required to coordinate the effort of contractors.

This is prudent financial management, giving us the ability to switch the funding tap on and off as we see fit without being restricted by an in-house structure, and being able to call quickly on the expertise of others without having to develop it in-house. However, our longer-term corporate goal of developing the means of delivering personalized chemo-therapy is going to require a somewhat different corporate approach. The corporate structure and the means of funding this program are matters that are under consideration as I write and that I expect to be unveiled in the near future.

It’s a busy time and an exciting future.

I want to finish with an old-fashioned notion that seems remarkably obvious to me, and yet doesn’t seem to me to be articulated all that much by the Executive and Boards of public companies. And that is that you, shareholders, own the Company, and we, the executive and directors, are your employees. We are here only as long as we enjoy your trust and respect. That simple notion is what motivates me to maintain an open and frank dialogue with shareholders, and to keep you as informed as possible through announcements and through our website. Regular interaction with our shareholders inspires us, so please feel free at any time to contact me.

Graham Kelly

Chief Executive Officer

26 September 2013

Sydney

Novogen Limited

Directors’ report

30 June 2013

The Board of Directors (‘the Board’) of Novogen Limited (the ‘company’) is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled for the year ended 30 June 2013.

Directors

The company directors as at the date of this report are as follows:

Graham Kelly	Chairman (appointed 7 December 2012)
Robert Birch	Deputy Chairman (appointed 7 December 2012)
Andrew Heaton	Executive Director (appointed 7 December 2012)
Steven Coffey	Non-Executive Director (appointed 8 November 2012)
John O’Connor	Non-Executive Director (appointed 25 May 2012)

Former directors who served during the financial year ended 30 June 2013:

William Rueckert	Former Chairman (resigned 7 December 2012)
Peter White	Former Director (resigned 7 December 2012)
Ross Youngman	Former Director (resigned 8 November 2012)
Josiah Austin	Former Director (resigned 19 April 2013)

Names, qualifications, experience and special responsibilities

Name:	Professor Graham Kelly
Title:	Executive Chairman, Chief Executive Officer
Qualifications:	B.SC (Hons), B.V.Sc (Hons), D. Phil
Experience and expertise:	Graham is the founder, Chief Executive Officer (‘CEO’) and Chairman Novogen
Limited. He is also the founding Chairman of NASDAQ-listed MEI Pharma, Inc.
(formerly Marshall Edwards Inc.). Both companies were built on the concept of benzopyran drug technology that emanated from his 25 years in medical cancer research and for which he held all relevant patents. Graham has overseen the design and implementation of thirty-three Phase I and II clinical trials, and a multi-
national Phase III trial in conjunction with the US FDA. Graham has been awarded an Adjunct Professorship by the University of Sydney.
Other current directorships:	None
Former directorships
(last 3 years):	Chairman of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	None

Name:	Robert Birch
Title:	Non-Executive Director and Deputy Chairman
Experience and expertise:	Robert served for 23 years in the Royal Australian Navy in a career that included postings to the UK, Papua New Guinea and to the USA as a liaison officer with the US Navy. After leaving the navy he established a successful business that he has managed for over 20 years and which has given him valuable experience in financial controls and administration. Robert is a long-term Novogen shareholder and a founding investor in Triaxial Pharmaceuticals. He has taken a keen interest in both companies and in particular has consistently championed the rights of
Novogen shareholders. Robert brings to the Board a valuable combination of skills embracing attention to detail and a strong sense of shareholder rights.
Other current directorships:	None
Former directorships
(last 3 years):	None
Special responsibilities:	Chairman of the Remuneration Committee

Novogen Limited

Directors’ report

30 June 2013

Name:	Dr Andrew Heaton
Title:	Executive Director
Qualifications:	B.Sc. (Hons) Ph.D
Experience and expertise:	Andrew has extensive drug discovery background. He studied the complex interactions of signaling molecules associated with the mass spawning phenomena on the Great Barrier Reef. Following completion of his Ph.D studies
Andrew completed post-doctoral research discovering molecules with unique biological activity from marine environment. The theme of discovery of biologically active natural products was continued in his tenured academic position investigating a variety of traditional bush medicines. Andrew first joined Novogen in 1998 as General Manager of the drug discovery program; progressing four compounds to clinical trials. Andrew was responsible for the design and execution of the Novogen drug discovery platform that gave rise to the lead compounds: ME-128, ME 196, ME-143 and ME-344, for which he is the principal inventor on a series of global patents. Andrew has extensive global experience in translating drug discovery strategies into New Chemical Entities (‘NCE’s’) in global clinical trials.
Other current directorships:	None
Former directorships
(last 3 years):	Director of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	President and CEO of Novogen North America Inc.

Name:	Steven Coffey
Title:	Non-Executive Director, Acting Chief Financial Officer
Qualifications:	B. Comm., CA
Experience and expertise:	Steven is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not for profit entities. He has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Former directorships
(last 3 years):	None
Special responsibilities:	Chairman of the Audit Committee and member of the Remuneration Committee

Name:	John O’Connor
Title:	Non-Executive Director
Experience and expertise:	John has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the
UK, USA and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich
Insurance owned business, for several years. He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc.
assisting with fundraising. He is currently on the Board of the Fragile X
Association of Australia, a not-for-profit organisation.
Other current directorships:	None
Former directorships	NuSep Holdings Limited (appointed 10 October 2011, resigned 19 February
(last 3 years):	2012)
Special responsibilities:	Member of the Audit Committee

Company Secretary

Andrew Bursill (B. Agr. Ec., Accountancy) was appointed Company Secretary on 12 December 2012 replacing director Steven Coffey who was appointed on 8 November 2012 who replaced Ronald L Erratt. Andrew has been providing outsourced CFO and Company Secretarial services to listed and unlisted public companies since 1998.

Novogen Limited

Directors’ report

30 June 2013

Directors’ interests in the shares and options of the company:

	Ordinary shares fully paid	No. outstanding	Options Exercise price ($)	Expiry date

Current Directors
G Kelly	3,915,204	—	—	—
R Birch	1,622,122	—	—	—
A Heaton	7,600,400	—	—	—
S Coffey	89,236	—	—	—
J O’Connor	278,551	45,644	0.5256	6 May 2014

Meetings of directors

The number of meetings of the company’s Board of Directors (‘the Board’) and of each board committee held during the year ended 30 June 2013, and the number of meetings attended by each director were:

	Full Board		Audit Committee		Remuneration Committee
	Attended	Held	Attended	Held	Attended	Held

July 2012 to December 2012 (before restructure)

W Rueckert	10	10	5	5	—	—
P White	9	10	5	5	—	—
R Youngman	7	10	—	—	—	—
J Austin	9	10	5	5	—	—
S Coffey	3	3	—	—	—	—
J O’Connor	10	10	—	—	—	—

December 2012 to June 2013 (after restructure)

G Kelly	7	7	—	—	—	—
R Birch	7	7	—	—	2	2
A Heaton	7	7	—	—	—	—
S Coffey	7	7	1	1	2	2
J O’Connor	7	7	1	1	—	—

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Principal activities

Since its inception in 1994, the principal business of Novogen has been pharmaceutical drug development. By the beginning of the current reporting period (1 July 2012), Novogen had ceased this or any other business. The previous Novogen Board had divested the company of all intellectual property in this area and of any resources and personnel relevant to Research and Development (‘R&D’). The pharmaceutical drug development business was restored on 5 December 2012 with the acquisition of private biotechnology company, Triaxial Pharmaceuticals Pty Ltd.

Novogen Limited

Directors’ report

30 June 2013

Dividends

Dividends paid during the financial year were as follows:

	2013 $	2012 $

On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share	24,774,709	—

There were no dividends paid, recommended or declared during the previous financial year.

Operating and financial review

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $1,030,852 (30 June 2012: profit of $1,309,071).

For a detailed review of the operations of Novogen Limited since December 2012, when the company was restructured, please refer to the ‘Chief Executive Officer’s report’ at the start of the Annual Report.

The directors make no comment on the operations of MEI Pharma, Inc. which no longer is part of the consolidated entity.

The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2013. It also contains an independent auditor’s report which includes a matter paragraph in regard to the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern. For further information, refer to note 1 to the financial statements.

Cash resources

At 30 June 2013, the consolidated entity had total funds of $2,738,435 compared to $8,347,908 as at 30 June 2012

Revenue

The consolidated entity earned revenues from continuing operations of $1,111,936 compared to $1,446,692 in the previous financial year.

Funds raised

The company undertook two capital-raisings during this financial year. The first was a private placement of ordinary shares to sophisticated investors in Australia managed by Patersons Securities. $2,380,150 was raised by the issue of 14,425,150 ordinary shares at a price of 16.5 cents, being a 20% discount to the closing price of 20.5 cents on 24 April 2013.

The second raising was a Share Purchase Plan offered to Australian and New Zealand Novogen shareholders that raised $789,685 through the issue of 4,645,207 ordinary shares at a price of 17.0 cents.

Research and development report

Super-benzopyrans

The technology platform underpinning the company’s R&D efforts is an ability to construct compounds based on a benzopyran molecular scaffold using a wide range of atoms and chemical moieties. The company refers to the resulting structures as super-benzopyrans in order to distinguish them from other anti-cancer drugs based on the basic benzopyran scaffold and which are limited to carbon hydrogen and oxygen components.

The company is in the early stages of exploiting this technology, but in the 6 months that the company has been engaged in this task, it has observed that super-benzopyran compounds display considerably different anti-cancer effects and more drug-like features compared to the simple benzopyrans that Novogen developed in the years 1998-2008. One of those differences is a considerable increase in anti-cancer potency. Some toxicity in animals also is being observed, something not previously encountered with the simple benzopyrans, although the side-effects are moderate and neither dose-limiting nor life-threatening. Studies are underway to better understand the nature of this toxicity, but it is believed to be a function of the super-benzopyran’s greater anti-cancer potency.

Novogen Limited

Directors’ report

30 June 2013

The company currently is engaged in a program with the goal of delivering a number of super-benzopyran compounds with increasingly greater and more varied anti-cancer effects. The company has engaged the services of a Swiss chemical company, Carbogen Amcis, to assist in the design and manufacture of these new compounds that then will be screened in the laboratory for their ability to kill human cancer cells. For screening, the company is using primary cell cultures and cancer stem cell cultures rather than the more widely-used, commercially available differentiated cancer cell lines. This is a more expensive and more time-consuming approach than normally employed, but the company believes that it will yield data far more relevant to the clinic and ultimately save the company considerable time and money. The company has entered into contracts with a number of different biotechnology companies and research institutions globally to provide these screening services. The current contract calls for the delivery of 80 super-benzopyran analogs by October, which the company expects will take several months to screen for anti-cancer cell activity.

One of the key outcomes of the analog program to date has been the observation that minor structural changes to the underlying super-benzopyran structure yields changes in the types of cancer cells responding to the different compounds. The company believes that this represents a minor change in the protein target, rather than a shift in the general nature of the target such as its phenotype. The precise molecular target of the company’s lead candidate, CS-6, is under investigation at this time, but on the basis of early evidence is thought to be ability of the cancer cell’s mitochondria to provide energy. The company’s working hypothesis is that the target is a protein involved in the bioenergetics of the cancer cell and that derives from a mutated gene within mitochondrial and nuclear DNA.

Trilexium

This is the company’s lead drug candidate.

The primary clinical targets for Trilexium are ovarian cancer and glioblastoma multiforme (‘GBM’), the main form of primary brain cancer.

The ovarian cancer indication came out of data generated from a collaboration with Yale University Medical School. That data showed that Trilexium is highly cytotoxic to both ovarian cancer stem cells and to their daughter cells. The GBM clinical indication is predicated largely on two observations: (a) that Trilexium displays potent cytotoxicity against GBM cells in vitro, including primary cultures of GBM, and (b) that it has been deliberately designed to meet the known major chemical criteria for crossing the blood-brain barrier.

An important aspect of the current pre-clinical studies is the objective of identifying the preferred sub-sets of patients to target with Trilexium. In the case of patients with GBM, de-bulking surgery and radiotherapy followed by the drug, temozolomide (‘TMZ’), remain the standard of care for this cancer. GBM typically is a very aggressive cancer with a median survival of about 5 months following failure of TMZ therapy. In the face of such rapid disease progression, the optimal patient parameters and preferred method of drug administration will need to be identified beforehand. Early laboratory data is indicating that Trilexium is more effective against GBM cells inherently resistant to TMZ (approximately 80% of GBM tumors) and does not re-sensitise to GBM, all of which point to using the drug as a monotherapy preferentially in those patients who fail to respond to TMZ in the first place.

In the case of ovarian cancer, Trilexium does not reverse resistance to standard of care cytotoxic drugs, so again, seems certain to be used as a monotherapy in late-stage, chemo-refractory disease.

Drug expansion program

The company has settled on a preferred pharmacophore, this being the core part of the structure of the super-benzopyran family of molecules that is fundamental to their integrity as active anti-cancer drugs. This pharmacophore is represented in the Trilexium structure.

Using this pharmacophore as the starting point, the current drug expansion program is seeking to identify new lead drug candidates that the company intends to use as the basis of its goal of developing a panel of super-benzopyran drugs capable of anti-cancer activity across a wide spectrum of genotypes and phenotypes (in particular cancer stem cells and their differentiated daughter cells). The design and manufacture of the first 80 analogs, and their in vitro screening for anti-cancer activity, are current.

Novogen Limited

Directors’ report

30 June 2013

Significant changes in the state of affairs

Kai Medical

On 27 July 2012, the previous Board of Novogen announced that it had entered into a merger agreement with Kai Medical Holdings Limited, a US-based company whose business is focused on sleep apnoea therapy devices. That agreement was terminated shortly after when advice was received that the merger would have created problems with ASX listing rules.

MEI Pharma

Novogen was a majority (approximately 60%) shareholder in MEI Pharma, Inc. (‘MEIP’). MEIP held the consolidated entity’s intellectual property in the field isoflavonoid drugs.

On 17 November 2012, Novogen shareholders approved the in-specie distribution of MEIP, that distribution eventually occurring on 27 November 2012.

Glycotex

Glycotex Inc. previously held the consolidated entity’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on 27 July 2012 for total cash proceeds of $150,000 to a private US-based company.

On 27 November 2012, Novogen sold the remaining shell company to another private US-based company.

Triaxial Pharmaceuticals

On 5 December 2012 the company acquired the biotechnology company Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’). Triaxial developed a novel technology platform allowing the design and construction of novel family of compounds that Triaxial refers to as super-benzopyrans.

Other

On 5 February 2013 the company announced the filing of a provisional patent application covering the manufacture and use of super-benzopyrans.

On 18 February 2013 the company announced results of an important study concerning its lead experimental drug CS- 6. Initial studies showed highly effective results regarding ovarian cancer stem cells.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

On 4 July 2013, the company announced that it had entered into a funding arrangement with a sophisticated US-based institutional investor providing it with up to $5,000,000 of working capital over 3 years. Under the Agreement, the investor will invest up to a maximum of $5,000,000 in the company by purchasing up to 5 interest-free convertible securities with a minimum period of 120 days between tranches. The price of each security will be a minimum of $165,000 and a maximum of $1,000,000, by mutual consent. The Investor also will receive options that will expire at the end of three years and have an option exercise price of 130% of the average daily volume-weighted average price (‘VWAP’) per share for the 20 consecutive trading days immediately prior to 2 July 2013. Usual adjustments for reconstructions will apply.

The conversion price for the convertible securities will be, at the Investor’s discretion, either 90% of the average of 3 daily VWAP per share, as selected by the Investor, during the 20 consecutive trading days immediately prior to the relevant Conversion Notice Day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the Agreement.

The first investment of $1,000,000 was called on immediately by way of a converted security with a face value of $1,100,000.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Novogen Limited

Directors’ report

30 June 2013

Likely developments and expected results of operations

The company currently is engaged in discussions on two matters that, if successful, will have a significant impact on the consolidated entity’s structure and research and development activities.

The first matter concerns the acquisition of a novel drug technology that the consolidated entity believes complements the super-benzopyran drug technology and will assist the company in its aim of delivering effective chemotherapy across a broad spectrum of both cancer phenotypes and genotypes.

The second matter concerns a collaborative structure that will allow the company to work towards its goal of individualizing chemotherapy.

Both matters are expected to be concluded by the end of this year.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Shares under option

Unissued ordinary shares of Novogen Limited under option at the date of this report are as follows:

Grant date	Expiry date	Exercise price		Number under option

6 March 2009	6 March 2014	$0.526		45,644
5 July 2013	5 July 2016		**	4,000,000

**	130% of daily volume-weighted average price (‘VWAP’) per share for 20 trading days prior to 3 July 2013.

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the company or of any other body corporate.

Shares issued on the exercise of options

There were no shares of Novogen Limited issued on the exercise of options during the year ended 30 June 2013 and up to the date of this report.

Indemnity and insurance of officers

The company has not indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of liability and the amount of the premium.

Indemnity and insurance of auditor

The company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Novogen Limited

Directors’ report

30 June 2013

Remuneration report

The remuneration report, which has been audited, outlines the key management personnel remuneration arrangements for the company (‘Novogen’) and the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

A. Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for directors and senior executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the company. While reference to remuneration levels of other companies of similar size, market capitalisation and standing is taken into consideration, the current Board and its Remuneration Committee believe that at this stage of the company’s development, the financial capacity of the company is of overriding importance in determining remunerations.

The current Board and its Remuneration Committee is of the view that its limited funds are best directed at the company’s research and development (‘R&D’) efforts, while still providing a reasonable level of remuneration to its executives and directors.

Directors’ fees

The Constitution of the company and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the company was at the Annual General Meeting held on 28 October 2005 when the shareholders approved an aggregate remuneration of $560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and in due course are expected to be brought into line with those of companies of comparable market capitalization and stage of development. However, reflecting the company’s current decision to focus its limited cash position on its core business activities, the Remuneration Committee has made the decision to not increase directors’ fees over that of the previous year. Also, no additional fees are to be paid for each Board committee on which a director sits.

Executive directors and other key management personnel remuneration

The Remuneration Committee in consultation with the Executive Directors and other Senior Executives have agreed on the current levels of remuneration that are based on salary alone. The practice in the period up to 6 December 2012 of structuring total cost employment packages for Executives involving tailoring the package to individual needs, as well as receiving cash bonuses, has been discontinued by the current Board. As with directors’ fees, a review of Executive remuneration will be made only when the company’s cash position is appropriate.

Consolidated entity performance and link to remuneration

Remuneration is not directly linked to the performance of the consolidated entity.

Employee share option plan

The company established an Employee Share Option Plan that was approved by shareholders in October 2007. The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. Options generally vest equally over a four-year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company in cash. The Employee Share Option Plan provides that in the event of a change of control of the company or in the event that the company is taken over, outstanding options become exercisable regardless of vesting status.

No options have been issued to any employee since the new Board assumed control on 7 December 2012.

The Remuneration Committee, as a cost-saving measure, currently is investigating a hybrid scheme in which shares and/or options could be issued in lieu of salary or as a reward for performance. Any change to the Employee Share Option Plan will need to be approved by shareholders.

Use of remuneration consultants

The consolidated entity did not engage remuneration consultants during the financial year.

Novogen Limited

Directors’ report

30 June 2013

B. Details of remuneration

Details of the remuneration of the directors and other key management personal of the consolidated entity comprising Novogen Limited and MEI Pharma, Inc. are set out in the following tables.

For the period 1 July 2012 until 5 December 2012, the key management personnel of the consolidated entity were:

Directors (Novogen)
W Rueckert	Chairman (Non-Executive)
J Austin	Director (Non-Executive)
P White	Director (Non-Executive) resigned 8 November 2012
R Youngman	Director (Non-Executive)
S Coffey	Director (Non-Executive) appointed 8 Nov 2012
J O’Connor	Director (Non-Executive)

Directors (MEI Pharma)
L Cann	Chairman (Non-Executive)
C White	Director (Non-Executive)
W Rueckert	Director (Non-Executive)
B Williams	Director (Non-Executive)
C Baltic	Director (Non-Executive)
T Reynolds	Director (Non-Executive)
N Glover	Director (Non-Executive)

Other key management personnel
D Gold	President and CEO, MEI Pharma, Inc.
T Zech	CFO, MEI Pharma, Inc.
M Hinze	CFO, Novogen Limited

The remuneration for the directors and key management personnel for Novogen Limited for the period 1 July 2012 to 5 December 2012 is as follows:

July 2012 to December 2012			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
		Salaries & Fees	Cash Bonus *	Non- monetary	Super	Salary sacrifice	Long Service		Options
Novogen		$	$	$	$		$	$	$	$
Management
M Hinze	CFO	72,544	75,000	—	22,274	—	225,144	66,058	—	461,020

Directors
W Rueckert	Chairman	33,097	75,000	89,660	—	—	—	—	—	197,757
J Austin	Director	23,200	45,000	30,000	—	—	—	—	—	98,200
P White	Director	20,903	45,000	30,000	—	—	—	—	—	95,903
R Youngman	Director	9,330	55,000	—	5,790	—	—	—	—	70,120
S Coffey	Director	5,010	6,000	—	991	—	—	—	—	12,001
J O’Connor	Director	18,371	17,500	—	3,229	—	—	—	—	39,100

Totals		182,455	318,500	149,660	32,284	—	225,144	66,058	—	974,101

*	The cash bonus relates to previous years’ earnings, paid in the current financial year.

Novogen Limited

Directors’ report

30 June 2013

The remuneration for the directors and key management personnel for MEI Pharma, Inc. for the period 1 July 2012 to 5 December 2012 is as follows:

July 2012 to December 2012			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
		Salaries & Fees	Cash Bonus	Non- monetary	Super	Salary sacrifice	Long Service		Options
MEI Pharma		$	$	$	$		$	$	$	$
Executives
D Gold	CEO - MEI	186,788	169,311	8,596	—	—	7,292	—	408,846	780,834
T Zech	CFO MEI	110,228	48,100	9,579	—	—	9,146	—	29,581	206,634

Directors
L Cann	Chairman	15,873	—	—	—	—	—	—	—	15,873
C White	Director	15,873	—	—	—	—	—	—	—	15,873
W Rueckert	Director	15,873	—	—	—	—	—	—	—	15,873
B Williams	Director	21,164	—	—	—	—	—	—	—	21,164
C Baltic	Director	15,873	—	—	—	—	—	—	—	15,873
T Reynolds	Director	—	—	—	—	—	—	—	—	—
N Glover	Director	—	—	—	—	—	—	—	—	—

Totals		381,672	217,411	18,175	—	—	16,438	—	438,428	1,072,123

*	The cash bonus relates to previous years’ earnings, paid in the current financial year.

For the period 6 December 2012 until 30 June 2013, the key management personnel of the consolidated entity were:

Directors (Novogen)
G Kelly	Chairman (Executive)
R Birch	Deputy Chairman (Non-Executive)
A Heaton	Director (Executive)
J Austin	Director (Non-Executive) resigned 19 April 2013
S Coffey	Director (Non-Executive)
J O’Connor	Director (Non-Executive)

Other key management personnel

D Brown	Chief Scientific Officer

December 2012 to June 2013			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
		Salaries & Fees	Cash Bonus	Non- monetary	Super	Salary sacrifice	Long Service		Options
Novogen		$	$	$	$	$	$	$	$	$
Executives
G Kelly	Group CEO	118,065	—	—	9,449	15,551	—	—	—	143,065
A Heaton	CEO, USA	103,492	—	—	8,689	4,724	—	—	—	116,905
D Brown	CSO	31,304	—	—	2,817	—	—	—	—	34,121

Directors
R Birch	Dep. Chair	24,514	—	—	2,206	—	—	—	—	26,720
J Austin	Director	—	—	—	—	—	—	—	—	—
S Coffey	Director	13,924	—	—	2,206	10,800	—	—	—	26,930
J O’Connor	Director	27,456	—	—	2,471	—	—	—	—	29,927

Totals		318,755	—	—	27,838	31,075	—	—	—	377,668

Novogen Limited

Directors’ report

30 June 2013

For the year ended 30 June 2012, the key management personnel of the consolidated entity were:

Directors
W Rueckert	Chairman (Non-Executive)
J Austin	Director (Non-Executive)
J O’Connor	Director (Non-Executive) appointed 25 May 2012
P Scutt	Director (Non-Executive) resigned 25 May 2012
P White	Director (Non-Executive)
R Youngman	Director (Non-Executive)

Other key management personnel
D Gold	President and CEO, MEI Pharma, Inc.
T Zech	CFO, MEI Pharma, Inc.
M Hinze	CFO, Novogen Limited
C Kearney	General Manager

Year ended 30 June 2012			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
Consolidated entity		Salaries & Fees	Cash Bonus	Non- monetary	Super	Salary sacrifice	Long Service		Options
		$	$	$	$		$	$	$	$
Executives
D Gold	CFO, CEO - MEI	449,397	116,290	20,887	—	—	—	—	228,043	814,617
T Zech	CFO MEI	265,464	48,454	23,418	—	—	—	—	47,106	384,442
M Hinze	CFO	170,873	100,000	15,406	15,689	—	(296)		24,231	325,903
C Kearney	GM	26,832	25,000	9,032	7,927	—	(3,038)	436,158	(20,934)	480,977

Directors
W Rueckert	Director	131,328	—	—	—	—	—	—	30,704	162,032
J Austin	Director	46,400								46,400
J O’Connor	Director	3,303	—	—	297					3,600
P Scutt	Director	36,330	—	—	3,270	—	—	—	(3,901)	35,699
P White	Director	47,200	—	—	—	—	—	—	30,704	77,904
R Youngman	Director	39,632	—	—	3,568	—	—	—	30,704	73,904

Totals		1,216,759	289,744	68,743	30,751	—	(3,334)	436,158	366,657	2,405,478

C. Employment Agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be key management personnel. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts can be terminated by either party by giving 6 months’ notice in accordance with the terms of their contract or in the case of the company by making a payment in lieu of 6 months’ notice to the employee. In the event of the company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice. The company may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the company.

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options.

Novogen Limited

Directors’ report

30 June 2013

D. Employee share option plan

The company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The Plan provides for the issue of options to eligible employees being an employee or director of the company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan are entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company for cash. The Employee Share Option Plan provides that in the event of a change of control of the company or in the event that the company is taken over, outstanding options become exercisable regardless of vesting status.

Remuneration options: granted and vested during the year

During year ended 30 June 2013, no options were granted by Novogen Limited under the Employee Share Option Plan.

Remuneration options: expired during the year

During year ended 30 June 2013, the following options granted by Novogen Limited under the Employee Share Option Plan lapsed because the directors ceased to be employed by the company.

Previous directors

	No. options	Exercise price	Expiry date
W Rueckert	375,000	0.2979	26 Jan 2015
P White	375,000	0.2979	26 Jan 2015
R Youngman	375,000	0.2979	26 Jan 2015

End of audited remuneration report

Novogen Limited

Directors’ report

30 June 2013

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Officers of the company who are former audit partners of Grant Thornton Audit Pty Ltd

There are no officers of the company who are former audit partners of Grant Thornton Audit Pty Ltd.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 26 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 26 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor, and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly

Chairman

26 September 2013

Sydney

Grant Thornton Audit Pty Ltd

ACN 130 913 594

Level 19, 2 Market Street

Sydney NSW 2000

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Novogen Limited for the year ended 30 June 2013, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

L M Worsley
Partner - Audit & Assurance

Sydney, 26 September 2013

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

Novogen Limited

Corporate Governance Statement

30 June 2013

The Board of Directors (‘the Board’) of Novogen Limited (the ‘company’) is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The table below summarises the company’s compliance with the ASX Corporate Governance Council’s Principles and Recommendations, in accordance with ASX Listing Rule 4.10.3.

Principle 1 - Lay solid foundations for management and oversight

The Board is responsible for the overall corporate governance of the company.	Complies.

The Board has adopted a Board Charter (‘Charter’) that formalises its roles and responsibilities and defines the matters that are reserved for the Board and specific matters that are delegated to senior executives. The Charter includes the performance evaluation process and has been disclosed on the company’s website.

The Board has adopted a Delegations of Authority that sets limits of authority for senior executives.
On appointment of a director, the company issues a letter of appointment setting out the terms and conditions of appointment to the Board.

The induction procedure for new senior executives consists of half-day training for existing employees and a full-day for new hirers as well as a company procedures manual. The induction day covers the background of the company; the industry in which it operates; the key strategies, operations and risk management policies; and the respective roles and responsibilities of the Board and senior executives.

Senior executives prepare strategic objectives that are reviewed and signed off by the Board. These objectives must then be met by senior executives as part of their key performance targets. The Chief Executive Officer (‘CEO’) then reviews the performance of the senior executives against those objectives. The Board reviews the CEO’s compliance against his and the company’s objectives. These reviews occur annually.

The Board conducted a performance evaluation for senior executives in the financial year in accordance with the process above.

Principle 2 - Structure the Board to add value

The majority of the Board’s directors are not independent.

•   John O’Connor is an independent Non-Executive Director.

•   Robert Birch is an independent Non-Executive Director.

•   Steven Coffey is a Non-Executive Director and Acting Chief Financial Officer.

•   Prof Graham Kelly is an Executive Director, Chairman and Chief Executive Officer.

•   Dr Andrew Heaton is an Executive Director.

A director is considered independent when that director substantially satisfies the test for independence as set out in the ASX Corporate Governance Recommendations.

Members of the Board are able to take independent professional advice at the expense of the company.

Prior to each Board meeting, or more frequently if required, non-executive directors are able discuss matters without management present.

The Board has undertaken a review of the mix of skills and experience of the Board in light of the company’s principal activities and direction, and has considered diversity in succession planning. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the company.

The requirement for the chair and chief executive officer to be separate individuals has not been complied with, as both roles are undertaken by Prof Graham Kelly.

The requirement for Board to have a majority of independent directors has not been complied with.

However, due to the current size of the company, the skills and experience of both the independent and non-independent directors allow the Board to act in the best interests of shareholders.

Novogen Limited

Corporate Governance Statement

30 June 2013

The Board supports the nomination and re-election of the directors at the company’s forthcoming Annual General Meeting.
The company conducts the process for evaluating the performance of the Board, its committees and individual directors as outlined in the Board Charter which is available on the company’s website.

The company has established a Remuneration Committee, which perfume the rule of the Nomination Committee, under the direction of the Board. The Remuneration Committee operates under a separate Remuneration Committee Charter, available on the company’s website.

Principle 3 - Promote ethical and responsible decision making

The Board has adopted a Code of Conduct. The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the company. The Code of Conduct is available on the company’s website.	Due to the current size of the company a Diversity Policy has not yet been established.

The Board recognises the value and importance of diversity, including with respect to gender, ethnicity, geographical location, personal attributes and age. However, due to the current size of the company and its structuring over the past year, a Diversity Policy and measureable objectives for achieving gender diversity have not been established. The Board will seek to establish a Diversity Policy as the company grows.

The proportion of women employees in the consolidated entity as at 30 June 2013 are as follows:

Women on the Board	0%

Women in senior executive positions	0%

Women in the organisation	12%

Principle 4 - Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under an Audit Committee Charter to focus on issues relevant to the integrity of the company’s financial reporting.

The Audit Committee Charter, and information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners, which is determined by the Audit Committee, is available on the company’s website.

The members of the Audit Committee are appointed by the Board and recommendations from the committee are presented to the Board for further discussion and resolution.

Members of the Audit Committee are Steven Coffey (Chair) and John O’Connor who are Non-Executive Directors and are not chair of the Board. The committee consisted of two Non-Executive Directors.

The number of meetings held by the Audit Committee is disclosed in the directors’ report. The Audit Committee meets at least twice per annum.

The Audit Committee complies with Recommendation 4.2 to the extent that the committee consisted of non-executive directors, however currently the Chair of the Audit Committee is also the acting CFO.

Recommendation 4.2 suggests the Audit Committee have at least 3 members. Due to the size of the company, the Board considers having only two members appropriate at this time.

Novogen Limited

Corporate Governance Statement

30 June 2013

Principle 5 - Make timely and balanced disclosure

The company has adopted a Continuous Disclosure Policy, to ensure that it complies with the continuous disclosure regime under the ASX Listing Rules and the Corporations Act 2001. This policy is available on the company’s website.	Complies.

Principle 6 - Respect the rights of shareholders

The company uses its website (www.novogen.com), annual and interim reports, market announcements, media disclosures and webcasting to communicate with its shareholders, as well as encourages participation at general meetings.	Complies.

Principle 7 - Recognise and manage risk

The company has adopted a risk management statement within the Audit Committee Charter. The Audit Committee is responsible for managing risk; however, ultimate responsibility for risk oversight and risk management rests with the Board. The Audit Committee Charter is available on the company’s website.	Complies.

The company has identified key risks within the business. In the ordinary course of business, management monitor and manage these risks. Key operational and financial risks are presented to and reviewed by the Board at each Board meeting.

The Board has received a statement from the Chief Executive Officer and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating efficiently and effectively in all material respects in relation to the financial reporting risks.

Principle 8 - Remunerate fairly and responsibly

The Board has established a Remuneration Committee and has adopted a Remuneration Committee Charter. This Charter is available on the company’s website.

Members of the Remuneration Committee are Robert Birch (Chair) and Steven Coffey who are Non-Executive Directors. Steven Coffey is also the acting Chief Financial Officer.

The company complies with the guidelines for executive remuneration packages and Non-Executive Director remuneration. The remuneration structure has been disclosed in the remuneration report.

No senior executive is involved directly in deciding their own remuneration.

The company does not have any schemes for retirement benefits other than superannuation for Non-Executive Directors.

Recommendation 8.2 suggests the Remuneration Committee have at least 3 members, the majority being independent and chaired by an independent director.

As acting Chief Financial Officer, Steven Coffey is deemed not to be independent. Due to the size of the company, the Board considers having only two members, to be appropriate at this time.

Novogen Limited

Corporate Governance Statement

30 June 2013

Novogen Limited’s corporate governance practices were in place for the financial year ended 30 June 2013 and to the date of signing the directors’ report.

Various corporate governance practices are discussed within this statement. For further information on corporate governance policies adopted by Novogen Limited, refer to our website: www.novogen.com

Board functions

The role of the Board is as follows:

•	Representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the company. This includes overviewing the financial and human resources the company has in place to meet its objectives and the review of management performance;

•	Protecting and optimising company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the company’s constitution and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•	Responsible for the overall Corporate Governance of Novogen Limited and its controlled entities, including monitoring the strategic direction of the company and those entities, formulating goals for management and monitoring the achievement of those goals;

•	Setting, reviewing and ensuring compliance with the company’s values (including the establishment and observance of high ethical standards); and

•	Ensuring shareholders are kept informed of the company’s performance and major developments affecting its state of affairs.

Responsibilities/functions of the Board include:

•	selecting, appointing and evaluating from time to time the performance of, determining the remuneration of, and planning for the successor of, the CEO;

•	reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning. This includes ratifying the appointment and the removal of the Chief Financial Officer and the Company Secretary;

•	overseeing the company, including its control and accountability systems;

•	input into and final approval of management development of corporate strategy, including setting performance objectives and approving operating budgets;

•	reviewing and guiding systems of risk management and internal control and ethical and legal compliance. This includes reviewing procedures in place to identify the main risks associated with the company’s businesses and the implementation of appropriate systems to manage these risks;

•	overseeing and monitoring compliance with the Code of Conduct and Diversity Policy;

•	monitoring corporate performance and implementation of strategy and policy;

•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;

•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;

•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and

•	performing such other functions as are prescribed by law or are assigned to the Board.

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Corporations Act 2001.

Matters which are specifically reserved for the Board or its committees include the following:

•	appointment of a Chair;

•	appointment and removal of the CEO;

•	appointment of directors to fill a vacancy or as additional directors;

•	establishment of Board committees, their membership and delegated authorities;

•	approval of dividends;

•	development and review of corporate governance principles and policies;

•	approval of major capital expenditure, acquisitions and divestitures in excess of authority levels delegated to management;

•	calling of meetings of shareholders; and

•	any other specific matters nominated by the Board from time to time.

Novogen Limited

Corporate Governance Statement

30 June 2013

Structure of the Board

The company’s constitution governs the regulation of meetings and proceedings of the Board. The Board determines its size and composition, subject to the terms of the constitution. The Board does not believe that it should establish a limit on tenure other than stipulated in the company constitution.

While tenure limits can help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight in the company and its operation and, therefore, an increasing contribution to the Board as a whole. It is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds, including compliance with the Diversity Policy. The Board regularly reviews the independence of each director in light of the interests disclosed to the Board. Due to the current size of the company, it is not practical for the chair to be an independent non-executive director.

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2 of the ASX Corporate Governance Principles and Recommendations (2nd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Novogen Limited are considered to be independent:

Name	Position

Robert Birch	Non-Executive Director

John O’Connor	Non-Executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the company’s expense.

The appointment date of each director in office at the date of this report is as follows:

Name	Position	Appointment Date

Prof Graham E Kelly	Chief Executive Officer, Chairman	Appointed 7 December 2012

Robert Birch	Director, Deputy Chairman	Appointed 12 December 2012

Dr Andrew Heaton	Executive Director	Appointed 7 December 2012

Steven Coffey	Non-Executive Director, Acting Chief Financial Officer	Appointed 8 November 2012

John O’Connor	Non-Executive Director	Appointed 25 May 2012

Further details on each director can be found in the directors’ report.

Securities trading policy

Under the company’s Guidelines for Dealing in Securities Policy, directors, officers and employees of the company should not trade in the company’s securities when he or she is in possession of price sensitive information that is not generally available to the market.

Directors and senior management are likely to be in possession of unpublished price sensitive information concerning the company by virtue of their position within the company. Therefore those persons are restricted from dealing in the company’s securities in the thirty day period immediately preceding the release of price sensitive information to the ASX (Non-Trading Period).

In addition, directors, officers and employees can only deal in the company’s securities after having first obtained clearance from the company, and must notify the Company Secretary when a trade has occurred.

Novogen Limited

Corporate Governance Statement

30 June 2013

Executive Officers and directors are not permitted to buy or sell Novogen shares except within the following periods:

•	a period of one month after the half year announcements to the Australian Securities Exchange;

•	a period of one month after the full year announcements;

•	a period of one month after the Annual General Meeting of shareholders, or

•	with prior approval of the Managing Director or the Board.

Executive Officers need to seek the approval of the Managing Director in all cases and directors need to seek the approval of the Chairman of the Board or the Managing Director, prior to any commitment being made.

Any of the windows of opportunity may be closed from time to time and Executive Officers and directors will be expected to observe the prohibitions on the buying and selling that would then occur.

As required by the ASX Listing Rules, the company notifies the ASX of any transaction conducted by directors in the securities of the company within five days of the transaction taking place.

This Policy does not restrict a purchase of securities under the company’s Employees Share Option Plan (‘ESOP’).

Audit Committee

The Board has established an Audit Committee which operates under a Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The members of the Audit Committee during the year were:

•	Steven Coffey (Non-Executive Director, Committee Chairman) who is a Chartered Accountant; and

•	John O’Connor (Non-Executive Director) who has a long history at senior levels in Finance and Securities businesses.

Whilst operating as a combined Committee, the Audit Committee provide the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

For details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the directors’ report.

Risk

The responsibility of overseeing risk falls within the Charter of the Audit Committee. The company identifies areas of risk within the company and management and the Board continuously undertake a risk assessment of the company’s operations, procedures and processes. The risk assessment is aimed at identifying the following:

•	a culture of risk control and the minimisation of risk throughout the company, which is being done through natural or instinctive process by employees of the company;

•	a culture of risk control that can easily identify risks as they arise and amend practices;

•	the installation of practices and procedures in all areas of the business that are designed to minimise an event or incident that could have a financial or other effect on the business and its day to day management; and

•	adoption of these practices and procedures to minimise many of the standard commercial risks, i.e. taking out the appropriate insurance policies or ensuring compliance reporting is up to date.

Novogen Limited

Corporate Governance Statement

30 June 2013

CEO and CFO certification

The Chief Executive Officer and Acting Chief Financial Officer have given a written declaration to the Board required by section 295A of the Corporations Act 2001 that in their view:

•	the company’s financial report is founded on a sound system of risk management and internal compliance and control which implements the financial policies adopted by the Board;

•	the company’s risk management and internal compliance and control system is operating effectively in all material respects;

•	the company’s financial statements and notes thereto comply with the accounting standards; and

•	the company’s financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the financial year ended on that date.

Performance

The performance of the Board and key executives is reviewed regularly using both measurable and qualitative indicators.

On an annual basis, directors will provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria:

•	Each Committee of the Board will also be required to provide feedback in terms of a review of its own performance.

•	Feedback will be collected by the chair of the Board, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees.

•	The Chief Executive Officer will also provide feedback from senior management in connection with any issues that may be relevant in the context of Board performance review.

•	Where appropriate to facilitate the review process, assistance may be obtained from third party advisers.

Remuneration

It is the company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board, in assuming the responsibilities of assessing remuneration to employees, links the nature and amount of executive directors’ and officers’ remuneration to the company and consolidated entity’s financial and operational performance. The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high quality management to the company and consolidated entity; and

•	performance incentives that allow executives to share in the success of Novogen Limited.

For a more comprehensive explanation of the company’s and consolidated entity’s remuneration framework and the remuneration received by directors and key executives in the current period, please refer to the remuneration report.

There is no scheme to provide retirement benefits to executive or non-executive directors, except for the Government Superannuation Guarantee.

The Remuneration Committee is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and executive team.

Corporate social responsibility

The company has embraced responsibility for the company’s actions and encourages a positive impact through its activities on the environment, employees, communities and stakeholders.

Novogen Limited

Financial report

30 June 2013

General information

The financial report covers Novogen Limited as a consolidated entity consisting of Novogen Limited and the entities it controlled. The financial report is presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

The financial report consists of the financial statements, notes to the financial statements and the directors’ declaration.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial report.

The financial report was authorised for issue, in accordance with a resolution of directors, on 26 September 2013. The directors have the power to amend and reissue the financial report.

Novogen Limited

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2013

		Consolidated
	Note	2013	2012
		$	$

Revenue from continuing operations	4	1,111,936	1,446,692

Other income	5	618,385	926,354

Expenses
Research and development expense		(256,412)	(844,247)
General and administrative expense		(2,850,414)	(2,999,759)
Finance costs	6	(131,696)	—

Loss before income tax expense from continuing operations		(1,508,201)	(1,470,960)

Income tax expense	7	—	—

Loss after income tax expense from continuing operations		(1,508,201)	(1,470,960)

Profit after income tax expense from discontinued operations	8	723,641	120,631

Loss after income tax expense for the year		(784,560)	(1,350,329)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		3,967,912	(278,151)

Other comprehensive income for the year, net of tax		3,967,912	(278,151)

Total comprehensive income for the year		3,183,352	(1,628,480)

Loss for the year is attributable to:
Non-controlling interest		246,292	(2,659,400)
Owners of Novogen Limited	21	(1,030,852)	1,309,071

		(784,560)	(1,350,329)

Total comprehensive income for the year is attributable to:
Continuing operations		—	—
Discontinued operations		1,508,965	(2,707,743)

Non-controlling interest		1,508,965	(2,707,743)

Continuing operations		(1,508,201)	(1,470,960)
Discontinued operations		3,182,588	2,550,223

Owners of Novogen Limited		1,674,387	1,079,263

		3,183,352	(1,628,480)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2013

		Consolidated
	Note	2013	2012
		$	$
		Cents	Cents

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	35	(1.315)	(1.436)
Diluted earnings per share	35	(1.315)	(1.436)

Earnings per share for profit from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	35	0.416	2.714
Diluted earnings per share	35	0.416	2.714

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings per share	35	(0.899)	1.278
Diluted earnings per share	35	(0.899)	1.278

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited

Statement of financial position

As at 30 June 2013

		Consolidated
	Note	2013	2012
		$	$

Assets

Current assets
Cash and cash equivalents	9	2,738,435	8,347,908
Trade and other receivables	10	409,477	404,506
Other	11	—	205,666

Total current assets		3,147,912	8,958,080

Non-current assets
Available-for-sale financial assets	12	58,627	—
Property, plant and equipment	13	11,333	26,904
Intangibles	14	2,530,322	—

Total non-current assets		2,600,282	26,904

Total assets		5,748,194	8,984,984

Liabilities

Current liabilities
Trade and other payables	15	264,693	3,674,583
Borrowings	16	1,415,595	—
Provisions	17	27,104	190,000

Total current liabilities		1,707,392	3,864,583

Non-current liabilities
Provisions	18	—	7,330

Total non-current liabilities		—	7,330

Total liabilities		1,707,392	3,871,913

Net assets		4,040,802	5,113,071

Equity
Contributed equity	19	137,662,915	199,026,306
Reserves	20	216,101	(3,849,563)
Accumulated losses	21	(133,838,214)	(191,700,929)

Equity attributable to the owners of Novogen Limited		4,040,802	3,475,814
Non-controlling interest	22	—	1,637,257

Total equity		4,040,802	5,113,071

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited

Statement of changes in equity

For the year ended 30 June 2013

	Contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $
Consolidated
Balance at 1 July 2011	194,295,000	(3,422,000)	(186,644,000)	191,000	4,420,000

Profit/(loss) after income tax expense for the year	—	—	1,309,071	(2,659,400)	(1,350,329)
Other comprehensive income for the year, net of tax	—	(229,808)	—	(48,343)	(278,151)

Total comprehensive income for the year	—	(229,808)	1,309,071	(2,707,743)	(1,628,480)

Transactions with owners in their capacity as owners:
Share-based payments	—	—	730,000	(179,000)	551,000
Issue of share capital (note 18)	164,299	—	—	—	164,299
Issue of share capital by subsidiary	1,606,007	—	—	—	1,606,007
Less non-controlling interest	(3,560,000)	—	—	3,560,000	—
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521,000	(197,755)	(7,096,000)	773,000	245

Balance at 30 June 2012	199,026,306	(3,849,563)	(191,700,929)	1,637,257	5,113,071

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited

Statement of changes in equity

For the year ended 30 June 2013

	Contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $
Consolidated
Balance at 1 July 2012	199,026,306	(3,849,563)	(191,700,929)	1,637,257	5,113,071

Profit/(loss) after income tax expense for the year	—	—	(1,030,852)	246,292	(784,560)
Other comprehensive income for the year, net of tax	—	2,705,239	—	1,262,673	3,967,912

Total comprehensive income for the year	—	2,705,239	(1,030,852)	1,508,965	3,183,352

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19)	3,012,745	—	—	—	3,012,745
Issue of shares on acquisition	1,386,000	—	—	—	1,386,000
De-recognition of non-controlling interest	—	—	—	(1,637,257)	(1,637,257)
Recognition of equity component of compound financial instrument	—	216,101	—	—	216,101
Movement in disposal of subsidiary	(65,762,136)	1,144,324	83,668,276	(1,508,965)	17,541,499
Dividends paid (note 23)	—	—	(24,774,709)	—	(24,774,709)

Balance at 30 June 2013	137,662,915	216,101	(133,838,214)	—	4,040,802

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited

Statement of cash flows

For the year ended 30 June 2013

		Consolidated
	Note	2013	2012
		$	$

Cash flows from operating activities
Loss after income tax expense for the year		(784,560)	(1,350,329)

Adjustments for:
Depreciation and amortisation		336,181	23,248
Write off of property, plant and equipment		7,969	—
Net loss on disposal of property, plant and equipment		—	8,921
Share-based payments		401,550	574,450
Foreign exchange differences		62,559	(214,000)
Gain on capital reduction - in specie distribution		(4,996,331)	—
Net gain on disposal of business/subsidiary		(462,354)	(7,992,000)
Net gain on disposal of Glucan Technology		(150,000)	—
Imputed interest on convertible note		131,696	—

		(5,453,290)	(8,949,710)

Change in operating assets and liabilities:
Decrease in trade and other receivables		34,450	5,065,000
Decrease in inventories		—	654,000
Decrease in prepayments		205,666	315,000
Decrease in trade and other payables		(3,410,334)	(2,709,645)
Decrease in other provisions		(170,226)	(677,000)
Decrease in other operating liabilities		—	(1,047,000)

		(8,793,734)	(7,349,355)

Net cash used in operating activities		(8,793,734)	(7,349,355)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	31	31,667	—
Payments for property, plant and equipment	13	(10,151)	(700)
Proceeds from sale of intellectual property		150,000	7,000
Sale of business - net proceeds		—	9,500,000
Sale of business - related costs		—	(1,508,000)

Net cash from investing activities		171,516	7,998,300

Cash flows from financing activities
Proceeds from issue of shares	19	3,169,835	—
Proceeds from the issue of shares by subsidiary		—	1,747,000
Share issue transaction costs		(157,090)	—

Net cash from financing activities		3,012,745	1,747,000

Net increase/(decrease) in cash and cash equivalents		(5,609,473)	2,395,945
Cash and cash equivalents at the beginning of the financial year		8,347,908	6,015,963
Effects of exchange rate changes on cash		—	(64,000)

Cash and cash equivalents at the end of the financial year	9	2,738,435	8,347,908

The above statement of cash flows should be read in conjunction with the accompanying notes

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standard is most relevant to the consolidated entity:

AASB 2011-9 Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive Income

The consolidated entity has applied AASB 2011-9 amendments from 1 July 2012. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be ‘recycled’ to the profit or loss (reclassification adjustments). The change provides clarity about the nature of items presented as other comprehensive income and the related tax presentation. The amendments also introduced the term ‘Statement of profit or loss and other comprehensive income’ clarifying that there are two discrete sections, the profit or loss section (or separate statement of profit or loss) and other comprehensive income section.

Going concern

The consolidated entity incurred a loss after income tax of $784,560 (2012: $1,350,329) and had net cash outflows from operating activities of $8,793,734 (2012: $7,349,355) for the year ended 30 June 2013

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues.

Going concern is dependent upon the:

•	convertible note holders extinguishing their liability due in December 2013 by providing an election to convert their debt into ordinary shares, rather than receiving cash settlement of $1,500,000;

•	shareholders approving the Hudson Bay transaction, and in shares rather than cash; and

•	ability of the consolidated entity to draw down funds from Hudson Bay to fund the operations of the consolidated entity over the following years.

The directors are of the opinion that the above requirements will be satisfied and accordingly have prepared the financial statements on a going concern basis. Should the above transactions or assumptions not materialise, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 30.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘company’ or ‘parent entity’) as at 30 June 2013 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the ‘business combinations’ accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Foreign currency translation

The financial report is presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the weighted average exchange rates, which approximate the rate at the date of the transaction, for the period. The exchange differences arising on the retranslation of overseas operations which have a functional currency of Australian dollars are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not Australian dollars are taken directly to a separate component of equity (foreign currency translation reserve).

The foreign currency translation reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividends

Dividend revenue is recognised when the right to receive the payment is established.

Royalties

Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entity’s which intend to settle simultaneously.

Novogen Limited (the ‘head entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

Discontinued operations

A discontinued operation is a component of the consolidated entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Discontinued operations are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 120 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted. The fair values of quoted investments are based on current bid prices. For unlisted investments, the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Available-for-sale financial assets are considered impaired when there has been a significant or prolonged decline in value below initial cost. Subsequent increments in value are recognised in other comprehensive income through the available-for-sale reserve.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Leasehold improvements	The lease term
Plant and equipment	2.5 to 10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Leasehold improvements and plant and equipment under lease are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the consolidated entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Patents and intellectual property

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Impairment of non-financial assets

Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

Compound financial instruments

Compound financial instruments issued by the consolidated entity comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares does not vary with changes in fair value. The liability component of a financial liability is recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method, whereas the equity component is not remeasured. Interest, gains and losses relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including:

•	interest on short-term and long-term borrowings

Provisions

Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

Employee benefits

Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave expected to be settled within 12 months of the reporting date are recognised in current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave

The liability for long service leave is recognised in current and non-current liabilities, depending on the unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The consolidated entity recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and MEI Pharma, Inc. plans and consultants as compensation for services performed.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Deferred offering costs

Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Dividends

Dividends are recognised when declared during the financial year and no longer at the discretion of the company.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Novogen Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2013. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2012-6 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The consolidated entity will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 10 Consolidated Financial Statements

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns (e.g. dividends, remuneration, returns that are not available to other interest holders including losses) from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights (e.g. voting rights, potential voting rights, rights to appoint key management, decision making rights, kick out rights) that give it the current ability to direct the activities that significantly affect the investee’s returns (e.g. operating policies, capital decisions, appointment of key management). The consolidated entity will not only have to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes. The adoption of this standard from 1 July 2013 will not have an impact on the consolidated entity.

AASB 11 Joint Arrangements

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard defines which entities qualify as joint ventures and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets will use equity accounting. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities will account for the assets, liabilities, revenues and expenses separately, in accordance with the standards applicable to the particular assets, liabilities, revenues and expenses. The adoption of this standard from 1 July 2013 will not have a material impact on the consolidated entity.

AASB 12 Disclosure of Interests in Other Entities

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. It contains the entire disclosure requirement associated with other entities, being subsidiaries, associates and joint ventures. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 ‘Consolidated and Separate Financial Statements’, AASB 128 ‘Investments in Associates’, AASB 131 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation - Special Purpose Entities’. The adoption of this standard from 1 July 2013 will significantly increase the amount of disclosures required to be given by the consolidated entity such as significant judgements and assumptions made in determining whether it has a controlling or non-controlling interest in another entity and the type of non-controlling interest and the nature and risks involved.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used to measure assets whereas liabilities would be based on transfer value. As the standard does not introduce any new requirements for the use of fair value, its impact on adoption by the consolidated entity from 1 July 2013 should be minimal, although there will be increased disclosures where fair value is used.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

AASB 127 Separate Financial Statements (Revised)

AASB 128 Investments in Associates and Joint Ventures (Reissued)

These standards are applicable to annual reporting periods beginning on or after 1 January 2013. They have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12. The adoption of these revised standards from 1 July 2013 will not have a material impact on the consolidated entity.

AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

This revised standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make changes to the accounting for defined benefit plans and the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. The later will require annual leave that is not expected to be wholly settled within 12 months to be discounted allowing for expected salary levels in the future period when the leave is expected to be taken. The adoption of the revised standard from 1 July 2013 will not have a material impact on the consolidated entity.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). Corporations and Related Legislation Amendment Regulations 2013 and Corporations and Australian Securities and Investments Commission Amendment Regulation 2013 (No. 1) now specify the KMP disclosure requirements to be included within the directors report for annual reporting periods beginning 1 July 2013.

AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB 12 and revised AASB 127 and AASB 128. The adoption of these amendments from 1 July 2013 will not have a material impact on the consolidated entity.

AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The disclosure requirements of AASB 7 ‘Financial Instruments: Disclosures’ (and consequential amendments to AASB 132 ‘Financial Instruments: Presentation’) have been enhanced to provide users of financial statements with information about netting arrangements, including rights of set-off related to an entity’s financial instruments and the effects of such rights on its statement of financial position. The adoption of the amendments from 1 July 2013 will increase the disclosures by the consolidated entity.

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 ‘Financial Instruments: Presentation’, by clarifying the meaning of “currently has a legally enforceable right of set-off”; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1.	Significant accounting policies (continued)

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 (IFRS 1) ‘First-time Adoption of Australian Accounting Standards’ is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by AASB 116 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 ‘Financial Instruments: Presentation’ should be accounted for in accordance with AASB 112 ‘Income Taxes’; and clarification of the financial reporting requirements in AASB 134 ‘Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities. The adoption of the amendments from 1 July 2013 will not have a material impact on the consolidated entity.

AASB 2012-9 Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039

This amendment is applicable to annual reporting periods beginning on or after 1 January 2013. The amendment removes reference in AASB 1048 following the withdrawal of Interpretation 1039. The adoption of this amendment will not have a material impact on the consolidated entity.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

These amendments are applicable to annual reporting periods beginning on or after 1 January 2013. They amend AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity’s previous accounting for its involvement with other entities are required and the timing of such adjustments. The adoption of these amendments will not have a material impact on the consolidated entity.

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The disclosure requirements of AASB 136 ‘Impairment of Assets’ have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of the amendments from 1 July 2014 may increase the disclosures by the consolidated entity.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 2.	Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

The directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Binomial model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Impairment of non-financial assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Business combinations

As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 3.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors in the current year and the consumer business in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Comparative information has been restated in line with the current operating segment.

Major customers

During the year ended 30 June 2013, following the business disposals, there were no major customers (2012: 23%).

Geographical information

	Sales to external customers		Geographical non-current assets
	2013	2012	2013	2012
	$	$	$	$

Australia	—	710,749	2,541,655	901
North America	—	170,502	—	26,003
Europe	—	86,948	—	—
Asia	—	11,520	—	—
Other	—	6,496	—	—

	—	986,215	2,541,655	26,904

The geographical non-current assets above are exclusive of, where applicable, financial instruments, deferred tax assets, post-employment benefits assets and rights under insurance contracts.

Note 4.	Revenue

	Consolidated
	2013	2012
	$	$

From continuing operations

Bank interest	44,617	248,206
Royalties	1,067,319	1,161,708
Dividends	—	36,778

Revenue from continuing operations	1,111,936	1,446,692

Novogen Limited

Notes to the financial statements

30 June 2013

Note 5.	Other income

	Consolidated
	2013	2012
	$	$

Net gain on fair value of derivative liability	—	727,660
Net gain on disposal of investments	—	198,694
Gain on disposal of Glycotex	462,354	—
Glycotex sale of asset - Glucan Technology	150,000	—
Other income	6,031	—

Other income	618,385	926,354

Note 6.	Expenses

	Consolidated
	2013	2012
	$	$

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	1,677	5,149

Amortisation
Patents and intellectual property	320,195	—

Total depreciation and amortisation	321,872	5,149

Finance costs
Imputed interest on convertible note	131,696	—

Rental expense relating to operating leases
Minimum lease payments	40,284	11,583

Superannuation expense
Defined contribution superannuation expense	63,902	7,135

Share-based payments expense
Share-based payments expense	—	88,210

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,185,332	668,383

Write off of assets
Plant and equipment	—	8,921

Refer to note 8 for specific expenses relating to discontinued operations.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 7.	Income tax expense

	Consolidated
	2013	2012
	$	$

Income tax expense
Current tax	—	(1,098,399)
Tax losses and timing differences not recognised	—	1,106,000

Aggregate income tax expense	—	7,601

Income tax expense is attributable to:
Profit from discontinued operations (note 8)	—	7,601

Aggregate income tax expense	—	7,601

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing	(1,508,201)	(1,470,960)
Profit before income tax expense from discontinued operations	723,641	128,232

	(784,560)	(1,342,728)

Tax at the statutory tax rate of 30%	(235,368)	(402,818)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	54,768	159,000
Derecognition of foreign currency reserve	(3,754,078)	—
Sundry items	—	5,000

	(3,934,678)	(238,818)
Difference in overseas tax rates	147,592	(859,581)
Tax losses and timing differences not recognised	3,787,086	1,106,000

Income tax expense	—	7,601

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	51,803,980	31,200,000

Potential tax benefit @ 30%	15,541,194	9,360,000

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 8.	Discontinued operations

Description

On 27 November 2012, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

On 1 August 2011, the consumer products business (‘CP’) was sold to Pharma Care Laboratories Pty Limited.

Financial information for the discontinued operations are set out as follows:

Financial performance information

	Consolidated
	2013	2012
	$	$

Revenue - MEI	3,387	162,567
Revenue - CP	—	1,032,111

Total revenue	3,387	1,194,678

Research and development expense - MEI	(2,291,115)	(4,558,716)
Research and development expense - CP	—	(654,433)
General and administrative expense - MEI	(1,524,073)	(2,366,357)
General and administrative expense - CP	—	(974,600)
Depreciation and amortisation expense - MEI	(14,309)	(13,152)
Depreciation and amortisation expense - CP	—	(4,948)
Share-based payments - MEI	(401,550)	(496,184)
Share-based payments - CP	—	9,944

Total expenses	(4,231,047)	(9,058,446)

Loss before income tax expense	(4,227,660)	(7,863,768)
Income tax expense	—	(7,601)

Loss after income tax expense	(4,227,660)	(7,871,369)

Net gain on disposal before income tax - MEI	4,951,301	—
Net gain on disposal before income tax - CP	—	7,992,000
Income tax expense	—	—

Gain on disposal after income tax expense	4,951,301	7,992,000

Profit after income tax expense from discontinued operations	723,641	120,631

Cash flow information

	Consolidated
	2013	2012
	$	$

Net cash from/(used in) operating activities	(4,179,060)	2,469,000
Net cash from/(used in) investing activities	(2,360)	7,992,000

Net increase/(decrease) in cash and cash equivalents from discontinued operations	(4,181,420)	10,461,000

Novogen Limited

Notes to the financial statements

30 June 2013

Note 8.	Discontinued operations (continued)

Details of the disposal

	Consolidated
	2013	2012
	$	$

Total sale consideration	6,386,034	9,500,000
Derecognition of foreign currency reserve	(12,513,593)	—
Derecognition of impairment provision	11,078,860	—
Termination costs	—	(1,018,000)
Disposal costs	—	(490,000)

Gain on disposal before income tax	4,951,301	7,992,000
Income tax expense	—	—

Gain on disposal after income tax	4,951,301	7,992,000

Note 9.	Current assets - cash and cash equivalents

	Consolidated
	2013	2012
	$	$

Cash at bank and on hand	673,288	6,347,908
Short-term deposits	2,065,147	2,000,000

	2,738,435	8,347,908

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (2012: $250,000) at all times as security for the multi-option facility. This amount is included in the short-term deposits and is not immediately available for use by the consolidated entity.

Note 10.	Current assets - trade and other receivables

	Consolidated
	2013	2012
	$	$

Trade receivables	181,194	321,784
Less: Provision for impairment of receivables	(181,194)	(315,184)

	—	6,600

Other receivables	84,178	71,826
Deposits held	325,299	326,080

	409,477	404,506

Refer to note 27 for further information on ‘deposits held’.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 10.	Current assets - trade and other receivables (continued)

Impairment of receivables

The consolidated entity has recognised a recovery of $133,990 (2012: loss of $305,760) in profit or loss in respect of impairment of receivables for the year ended 30 June 2013, as amounts previously considered doubtful were recovered during the year.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2013	2012
	$	$

Over 60 days overdue	181,194	315,184

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2013	2012
	$	$

Opening balance	315,184	9,424
Additional provisions recognised	—	305,760
Unused amounts reversed	(133,990)	—

Closing balance	181,194	315,184

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $nil as at 30 June 2013 ($6,600 as at 30 June 2012).

The consolidated entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

	Consolidated
	2013	2012
	$	$

1 to 30 days overdue	—	6,600

Note 11.	Current assets - other

	Consolidated
	2013	2012
	$	$

Prepayments	—	205,666

Novogen Limited

Notes to the financial statements

30 June 2013

Note 12.	Non-current assets - available-for-sale financial assets

	Consolidated
	2013	2012
	$	$

Listed ordinary shares	58,627	—

Refer to note 24 for further information on financial instruments.

Note 13.	Non-current assets - property, plant and equipment

	Consolidated
	2013	2012
	$	$

Leasehold improvements - at cost	—	20,370
Less: Accumulated depreciation	—	(14,783)

	—	5,587

Plant and equipment - at cost	49,597	83,722
Less: Accumulated depreciation	(38,264)	(62,405)

	11,333	21,317

	11,333	26,904

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold improvements	Plant and equipment	Total
	$	$	$
Consolidated
Balance at 1 July 2011	13,532	53,541	67,073
Additions	—	700	700
Disposals	—	(15,921)	(15,921)
Exchange differences	—	(1,700)	(1,700)
Depreciation expense	(7,945)	(15,303)	(23,248)

Balance at 30 June 2012	5,587	21,317	26,904
Additions	—	10,151	10,151
Additions through business combinations (note 31)	—	1,867	1,867
Disposals	—	(3,634)	(3,634)
Impairment of assets	(5,587)	(2,382)	(7,969)
Depreciation expense	—	(15,986)	(15,986)

Balance at 30 June 2013	—	11,333	11,333

Novogen Limited

Notes to the financial statements

30 June 2013

Note 14.	Non-current assets - intangibles

	Consolidated
	2013	2012
	$	$

Patents and intellectual property - at cost	2,850,517	—
Less: Accumulated amortisation	(320,195)	—

	2,530,322	—

	2,530,322	—

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and IP	Total
	$	$
Consolidated
Balance at 1 July 2011	—	—

Balance at 30 June 2012	—	—
Additions through business combinations (note 31)	2,850,517	2,850,517
Amortisation expense	(320,195)	(320,195)

Balance at 30 June 2013	2,530,322	2,530,322

Note 15.	Current liabilities - trade and other payables

	Consolidated
	2013	2012
	$	$

Trade payables	181,165	830,830
Accrued payables	83,501	1,762,595
Deferred royalty income	—	1,081,158
Other payables	27	—

	264,693	3,674,583

Refer to note 24 for further information on financial instruments.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 16.	Current liabilities - borrowings

	Consolidated
	2013	2012
	$	$

Convertible notes payable	1,415,595	—

The convertible note has a principal value of $1,500,000. On initial recognition the fair value of the debt component was $1,283,899 and the equity proportion $216,101. The debt is repayable one year after the completion date (5 December 2012) of the agreement. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials:	$ 400,000 converted into 16,000,000 ordinary shares in the company
On receipt of Investigational New Drug approval from the US Food and Drug Administration	$500,000 converted into 20,000,000 ordinary shares in the company
On completion of Phase II clinical trials:	$ 600,000 converted into 24,000,000 ordinary shares in the company

Note 17.	Current liabilities - provisions

	Consolidated
	2013	2012
	$	$

Employee benefits	27,104	190,000

Note 18.	Non-current liabilities - provisions

	Consolidated
	2013	2012
	$	$

Employee benefits	—	7,330

Note 19.	Equity - contributed equity

	Consolidated		Consolidated
	2013	2012	2013	2012
	Shares	Shares	$	$

Ordinary shares - fully paid	138,276,033	103,805,676	137,662,915	199,026,306

Novogen Limited

Notes to the financial statements

30 June 2013

Note 19.	Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	No of shares	Issue price	$

Balance	1 July 2011	102,125,894		194,295,000
Issue of shares	13 April 2012	250,000	$0.091	22,750
Issue of shares	26 April 2012	1,407,282	$0.099	139,321
Issue of shares	5 June 2012	22,500	$0.099	2,228
Gain arising on issue of shares by subsidiaries to outside shareholders				4,567,007

Balance	30 June 2012	103,805,676		199,026,306
Issue of shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	5 December 2012	13,600,000	$0.090	1,224,000
Issue of shares to fund Phase 1 of CS-6 program	24 April 2013	14,425,150	$0.165	2,380,150
Issue of shares under Share Purchase Plan	28 May 2013	4,645,207	$0.170	789,685
Issue of further shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	28 June 2013	1,800,000	$0.090	162,000
Less: Movement in disposal of subsidiary				(65,762,136)
Share issue costs				(157,090)

Balance	30 June 2013	138,276,033		137,662,915

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on selling assets and raising additional equity.

The capital risk management policy remains unchanged from the 30 June 2012 Annual Report.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 20.	Equity - reserves

	Consolidated
	2013	2012
	$	$

Foreign currency reserve	—	(3,849,563)
Convertible note reserve	216,101	—

	216,101	(3,849,563)

	Foreign currency	Convertible note	Total
	$	$	$
Consolidated
Balance at 1 July 2011	(3,422,000)	—	(3,422,000)
Foreign currency translation	(229,808)	—	(229,808)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(197,755)	—	(197,755)

Balance at 30 June 2012	(3,849,563)	—	(3,849,563)
Foreign currency translation	2,705,239		2,705,239
Share premium	—	216,101	216,101
Transfer to retained earnings on disposal of subsidiaries	1,144,324	—	1,144,324

Balance at 30 June 2013	—	216,101	216,101

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Convertible note reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Note 21.	Equity - accumulated losses

	Consolidated
	2013	2012
	$	$

Accumulated losses at the beginning of the financial year	(191,700,929)	(186,644,000)
Loss after income tax expense for the year	(1,030,852)	1,309,071
Dividends paid (note 23)	(24,774,709)	—
Transfer from issued capital	65,762,136	—
Transfer from foreign currency reserve	(1,144,324)	—
Other adjustments attributable to minority interest and disposals	19,050,464	(6,366,000)

Accumulated losses at the end of the financial year	(133,838,214)	(191,700,929)

Novogen Limited

Notes to the financial statements

30 June 2013

Note 22.	Equity - non-controlling interest

	Consolidated
	2013	2012
	$	$

Issued capital	—	41,009,435
Reserves	—	(2,398,781)
Accumulated losses	—	(36,973,397)

	—	1,637,257

Note 23.	Equity - dividends

Dividends

	Consolidated
	2013	2012
	$	$

On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share	24,774,709	—

There were no dividends paid, recommended or declared during the previous financial year.

Franking credits

There were no franking credits available at the reporting date.

Note 24.	Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2013, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI and Glycotex is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 24.	Financial instruments (continued)

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2013	2012	2013	2012
	$	$	$	$
Consolidated
US dollars	12,057	122,000	—	2,000
Euros		309,000	—	—
Pound Sterling	—	—	—	10,000

	12,057	431,000	—	12,000

The consolidated entity had net assets denominated in foreign currencies of $12,057 as at 30 June 2013 (2012: $419,000 (assets $431,000 less liabilities $12,000)). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 10% (2012: weakened by 10%/strengthened by 10%) against these foreign currencies with all other variables held constant, the consolidated entity’s profit before tax for the year would have been $1,206 lower/$1,206 higher (2012: $41,900 lower/$41,900 higher) and equity would have been $1,206 lower/$1,206 higher (2012: $41,900 lower/$41,900 higher). The percentage change is the expected overall volatility of the significant currencies, which is based on management’s assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss for the year ended 30 June 2013 was $2,705,239 (2012: gain of $214,000).

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following exposure to variable interest rate risk:

	2013		2012
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Consolidated
Cash at bank and in hand	0.25	673,288	0.25	6,348,908
Short term deposits	3.21	2,065,147	4.25	2,000,000

Net exposure to cash flow interest rate risk		2,738,435		8,348,908

The consolidated entity has cash and cash equivalents totalling $2,738,435 (2012: $8,348,908). An official increase/decrease in interest rates of one hundred basis points (2012: one hundred) would have an favourable/adverse effect on profit before tax and equity of $27,384 (2012: $83,489) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 24.	Financial instruments (continued)

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity is not exposed to significant credit risk on receivables.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The consolidated entity’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position, the significant majority in Australia.

Concentration of credit risk

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the consolidated entity’s overall liquidity risk.

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2013	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—	181,165	—	—	—	181,165
Other payables	—	27	—	—	—	27

Interest-bearing - fixed rate
Convertible notes payable	1.00	1,515,000	—	—	—	1,515,000

Total non-derivatives		1,696,192	—	—	—	1,696,192

Novogen Limited

Notes to the financial statements

30 June 2013

Note 24.	Financial instruments (continued)

Consolidated - 2012	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—	830,830	—	—	—	830,830

Total non-derivatives		830,830	—	—	—	830,830

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The following tables detail the consolidated entity’s fair values of financial instruments categorised by the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Consolidated - 2013	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Ordinary shares	58,627	—	—	58,627

Total assets	58,627	—	—	58,627

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. The carrying amounts of trade receivables and trade payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments.

Note 25.	Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	2013	2012
	$	$

Short-term employee benefits	1,586,628	1,575,246
Post-employment benefits	91,197	30,751
Long-term benefits	241,582	(3,334)
Termination benefits	66,058	436,158
Share-based payments	438,428	366,657

	2,423,893	2,405,478

Novogen Limited

Notes to the financial statements

30 June 2013

Note 25.	Key management personnel disclosures (continued)

Shareholding

The number of shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2013	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
G Kelly **	—	—	3,524,207	2,190,997	5,715,204
R Birch **	—	—	485,372	1,136,750	1,622,122
A Heaton **	—	—	7,572,056	28,344	7,600,400
S Coffey **	—	—	88,236	1,000	89,236
J O’Connor	253,551	—	25,050		278,601
J Austin * ***	20,288,053	—	—	(20,288,053)	—
W Rueckert * ***	5,000		—	(5,000)	—
D Brown **	—	—	3,494,795	3,000	3,497,795
M Hinze ***	14,728	—	—	(14,728)	—
C Kearney ***	8,850	—	—	(8,850)	—

	20,570,182	—	15,189,716	(16,956,540)	18,803,358

*	Shares held include sponsored ADR’s.
**	Disposals/other represents holding on becoming key management personnel
***	Disposals/other represents no longer key management personnel, not necessarily a disposal of holding.

2012	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
J O’Connor **		—	—	253,551	253,551
J Austin *	20,288,053	—	—	—	20,288,053
W Rueckert *	5,000	—	—	—	5,000
M Hinze	14,728	—	—	—	14,728
C Kearney	8,850	—	—	—	8,850

	20,316,631	—	—	253,551	20,570,182

*	Shares held include sponsored ADR’s.
**	Disposals/other represents holding on becoming key management personnel

Option holding

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2013	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor	81,104	—	—	(35,460)	45,644
W Rueckert *	375,000	—	—	(375,000)	—
P White *	375,000	—	—	(375,000)	—
R Youngman *	375,000	—	—	(375,000)	—
M Hinze *	365,676	—	—	(365,676)	—

	1,571,780	—	—	(1,526,136)	45,644

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 25.	Key management personnel disclosures (continued)

2013	Vested and exercisable	Vested and unexercisable	Vested at the end of the year
Options over ordinary shares
J O’Connor	45,644	—	45,644

	45,644	—	45,644

2012	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor *	—	—	—	81,104	81,104
W Rueckert	375,000	—	—	—	375,000
P White	375,000	—	—	—	375,000
R Youngman	375,000	—	—	—	375,000
M Hinze	381,224	—	—	(15,548)	365,676
P Scutt	375,000	—	—	(375,000)	—
C Kearney	215,332	—	—	(215,332)	—

	2,096,556	—	—	(524,776)	1,571,780

*	Disposals/other represents holding on becoming key management personnel

2012	Vested and exercisable	Vested and unexercisable	Vested at the end of the year
Options over ordinary shares
J O’Connor	69,693	11,411	81,104
W Rueckert	187,500	187,500	375,000
P White	187,500	187,500	375,000
R Youngman	187,500	187,500	375,000
M Hinze	193,919	171,757	365,676

	826,112	745,668	1,571,780

Related party transactions

Related party transactions are set out in note 29.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 26.	Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the company, and unrelated firms:

	Consolidated
	2013	2012
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	151,000	106,062

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	46,500	29,375
Other assurance - MEI S1/S3/S8/10K audit and review services	—	12,877

	46,500	42,252

	197,500	148,314

Audit services - unrelated firms
Audit or review of the financial statements	28,800	113,733

Other services - unrelated firms
Taxation and book keeping services	—	33,960
Other assurance - MEI S1/S3/S8/10K audit and review	—	8,151

	—	42,111

	28,800	155,844

‘other firms’ related to BDO US

Note 27.	Contingent liabilities

As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Although the consolidated entity assigned its liability for the property lease at 140 Wicks Road, North Ryde NSW 2113, in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($325,299) with the court to confirm its commitment to the ongoing enforcement process. The receivable balance is currently classified as ‘deposits held’. Refer to note 10.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 28.	Commitments

	Consolidated
	2013	2012
	$	$

Lease commitments - operating
Committed at the reporting date but not recognised asliabilities, payable:
Within one year	62,172	102,161
One to five years	122,471	2,967

	184,643	105,128

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within 3years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 29.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 32.

Key management personnel

Disclosures relating to key management personnel are set out in note 25 and the remuneration report in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2013	2012
	$	$

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	462,354	—

Payment for other expenses:
Accounting fees paid to Watsons Coffey Martin, a company in which Steven Coffey is a director	45,500	—
Administration fees paid to Prue Kelly, the partner of Graham Kelly, a director	6,795	—
Fees to Spark Capital, a firm in which former director Peter Scutt was a corporate advisor.	—	37,400

Other transactions:

Glycotex Inc. previously held the consolidated entity’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on 27 July 2012 for total cash proceeds of $150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

The consolidated entity acquired the shares in Triaxial Pharmaceuticals Pty Ltd, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction. Refer to note 31 for further details.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 29.	Related party transactions (continued)

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 30.	Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2013	2012
	$	$

Profit/(loss) after income tax	16,645,557	(1,377,916)

Total comprehensive income	16,645,557	(1,377,916)

Statement of financial position

	Parent
	2013	2012
	$	$

Total current assets	4,122,577	2,312,527

Total assets	7,067,204	9,683,014

Total current liabilities	4,725,012	3,826,517

Total liabilities	4,725,012	3,826,517

Net assets	2,342,192	5,856,497

Equity
Contributed equity	137,662,915	133,264,170
Convertible note reserve	216,102	—
Accumulated losses	(135,536,825)	(127,407,673)

Total equity	2,342,192	5,856,497

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

As a condition of the Class Order 98/1418 (as amended), Novogen Limited and the subsidiaries, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up. Refer to note 33.

As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 30.	Parent entity information (continued)

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2013 and 30 June 2012, except as detailed in note 27.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment 30 June 2013 and 30 June 2012.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Investments in associates are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 31.	Business combinations

Triaxial Pharmaceuticals Pty Ltd

On 5 December 2012 Novogen Limited acquired 100% of the ordinary shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration transferred of $2,886,000. This is a biotechnology business. Triaxial had developed a novel technology platform allowing the design and construction of a family of compounds that Triaxial refers to as super-benzopyrans. The acquired business contributed revenues of $nil and loss after tax of $29,665 to the consolidated entity for the period from 5 December 2012 to 30 June 2013. If the acquisition occurred on 1 July 2012, the full year contributions would have been revenues of $nil and loss after tax of $77,165. The values identified in relation to the acquisition of Triaxial are provisional as at 30 June 2013.

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	31,667
Trade receivables	1,949
Plant and equipment	1,867
Intellectual property	2,850,517

Net assets acquired	2,886,000
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,886,000

Representing:
Novogen Limited shares issued to vendor	1,386,000
Convertible note issued	1,500,000

2,886,000

Novogen Limited

Notes to the financial statements

30 June 2013

Note 31.	Business combinations (continued)

	Consolidated
	2013	2012
	$	$

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	2,886,000	—
Less: cash and cash equivalents	(31,667)	—
Less: shares issued by parent entity as part of consideration	(1,386,000)	—
Less: compound financial instrument issued	(1,500,000)	—

Net cash received	(31,667)	—

Note 32.	Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
		2013	2012
Name of entity	Country of incorporation	%	%

Novogen Laboratories Pty Ltd	Australia	100.00	100.00
Novogen Research Pty Ltd	Australia	100.00	100.00
Novogen North America Inc.	United States of America	100.00	—
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00	—
Novogen Inc.	United States of America	100.00	100.00
Glycotex, Inc.	United States of America	—	99.70
MEI Pharma, Inc. *	United States of America	—	63.50

*	Formerly known as Marshall Edwards Inc.

Note 33.	Deed of cross guarantee

The following entities are party to a deed of cross guarantee under which each company guarantees the debts of the others:

Novogen Limited

Novogen Laboratories Pty Ltd

Novogen Research Pty Ltd

By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission (‘ASIC’).

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Novogen Limited, they also represent the ‘Extended Closed Group’.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 33.	Deed of cross guarantee (continued)

Set out below is a consolidated statement of profit or loss and other comprehensive income and statement of financial position of the ‘Closed Group’.

	2013	2012
Statement of profit or loss and other comprehensive income	$	$

Revenue from continuing operations	1,111,936	1,496,825
Other income	18,082,848	155,845
Research and development expense	(256,412)	(252,285)
General and administrative expense	(6,256,824)	(583,800)
Discontinued operations	—	(4,334,040)
Finance costs	(131,696)	—

Profit/(loss) before income tax expense	12,549,852	(3,517,455)
Income tax expense	—	—

Profit/(loss) after income tax expense	12,549,852	(3,517,455)

Other comprehensive income for the year, net of tax	—	—

Total comprehensive income for the year	12,549,852	(3,517,455)

	2013	2012
Equity - accumulated losses	$	$

Accumulated losses at the beginning of the financial year	(92,872,825)	(89,355,370)
Profit/(loss) after income tax expense	12,549,852	(3,517,455)
Dividends paid	(24,774,709)	—

Accumulated losses at the end of the financial year	(105,097,682)	(92,872,825)

Novogen Limited

Notes to the financial statements

30 June 2013

Note 33.	Deed of cross guarantee (continued)

	2013	2012
Statement of financial position	$	$

Current assets
Cash and cash equivalents	2,738,408	2,260,851
Trade and other receivables	28,795,723	32,149,305
Other	—	72,764

	31,534,131	34,482,920

Non-current assets
Available-for-sale financial assets	58,627	—
Other financial assets	2,886,001	7,370,488
Property, plant and equipment	9,941	901

	2,954,569	7,371,389

Total assets	34,488,700	41,854,309

Current liabilities
Trade and other payables	264,667	1,354,228
Borrowings	1,415,595	—
Provisions	27,104	101,406

	1,707,366	1,455,634

Non-current liabilities
Provisions	—	7,330

	—	7,330

Total liabilities	1,707,366	1,462,964

Net assets	32,781,334	40,391,345

Equity
Contributed equity	137,662,915	133,264,170
Reserves	216,101	—
Accumulated losses	(105,097,682)	(92,872,825)

Total equity	32,781,334	40,391,345

Novogen Limited

Notes to the financial statements

30 June 2013

Note 34.	Events after the reporting period

On 4 July 2013, the company announced that it had entered into a funding arrangement with a sophisticated US-based institutional investor providing it with up to $5,000,000 of working capital over 3 years. Under the Agreement, the investor will invest up to a maximum of $5,000,000 in the company by purchasing up to 5 interest-free convertible securities with a minimum period of 120 days between tranches. The price of each security will be a minimum of $165,000 and a maximum of $1,000,000, by mutual consent. The Investor also will receive options that will expire at the end of three years and have an option exercise price of 130% of the average daily volume-weighted average price (‘VWAP’) per share for the 20 consecutive trading days immediately prior to 2 July 2013. Usual adjustments for reconstructions will apply.

The conversion price for the convertible securities will be, at the Investor’s discretion, either 90% of the average of 3 daily VWAP per share, as selected by the Investor, during the 20 consecutive trading days immediately prior to the relevant Conversion Notice Day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the Agreement.

The first investment of $1,000,000 was called on immediately by way of a converted security with a face value of $1,100,000.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 35.	Earnings per share

	Consolidated
	2013	2012
	$	$

Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of Novogen Limited	(1,508,201)	(1,470,960)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents

Basic earnings per share	(1.315)	(1.436)
Diluted earnings per share	(1.315)	(1.436)

45,644 (2012:1,606,240) options have not been included in the determination of earnings per share as they would be anti-dilutive.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 35.	Earnings per share (continued)

	Consolidated
	2013	2012
	$	$

Earnings per share for profit from discontinued operations
Profit after income tax	723,641	120,631
Non-controlling interest	(246,292)	2,659,400

Profit after income tax attributable to the owners of Novogen Limited	477,349	2,780,031

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents

Basic earnings per share	0.416	2.714
Diluted earnings per share	0.416	2.714

45,644 (2012:1,606,240) options have not been included in the determination of earnings per share as they would be anti-dilutive.

	Consolidated
	2013	2012
	$	$

Earnings per share for profit/(loss)
Loss after income tax	(784,560)	(1,350,329)
Non-controlling interest	(246,292)	2,659,400

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(1,030,852)	1,309,071

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents

Basic earnings per share	(0.899)	1.278
Diluted earnings per share	(0.899)	1.278

45,644 (2012:1,606,240) options have not been included in the determination of earnings per share as they would be anti-dilutive.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 36.	Share-based payments

Employee Share Option Plan

The company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of option issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company in cash. The Employee Share Option Plan provides that in the event of a change of control of the company or in the event that the company is taken over, outstanding options become exercisable regardless of vesting status.

Set out below are summaries of options granted under the Employee Share Option Plan:

2013

Grant date	Expiry date		Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	01/03/13	*	$1.060	44,324	—	—	(44,324)	—
01/07/08	06/03/14	*	$0.526	105,812	—	—	(105,812)	—
01/07/08	26/01/15	*	$0.297	1,375,000	—	—	(1,375,000)	—

				1,525,136	—	—	(1,525,136)	—

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/03/12	$2.410	79,920	—	—	(79,920)	—
01/07/08	01/03/13	$1.060	182,736	—	—	(138,412)	44,324
01/07/08	06/03/14	$0.526	515,904	—	—	(410,092)	105,812
01/07/08	26/01/15	$0.297	1,750,000	—	—	(375,000)	1,375,000

			2,528,560	—	—	(1,003,424)	1,525,136

Weighted average exercise price							$0.340

Consultant options

The consolidated entity has granted options by way of compensation to consultants who perform services for the consolidated entity. Options issued to consultants generally vest in four equal annual instalments over the vesting period.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 36.	Share-based payments (continued)

Set out below are summaries of options granted under the Consultant options:

2013

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	01/03/13	$1.060	35,460	—	—	(35,460)	—
06/03/09	06/03/14	$0.526	45,644	—	—	—	45,644

			81,104	—	—	(35,460)	45,644

Weighted average exercise price							$0.526

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/03/12	$2.410	31,092	—	—	(31,092)	—
01/07/08	01/03/13	$1.060	35,460	—	—	—	35,460
06/03/09	06/03/14	$0.526	45,644	—	—	—	45,644

			112,196	—	—	(31,092)	81,104

Weighted average exercise price							$0.760

Set out below are the consultant options exercisable at the end of the financial year:

		2013	2012
Grant date	Expiry date	Number	Number

01/07/08	01/03/13	—	35,460
06/03/09	06/03/14	45,644	34,233

Total exercisable		45,644	69,693

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives. The weighted average remaining contractual life for all share options outstanding as at 30 June 2013 was 0.75 years.

Share based payment plans - MEI Pharma, Inc.

On 9 December 2008, MEI Pharma, Inc. (‘MEI’) adopted the MEI 2008 Stock Omnibus Equity Compensation Plan (the ‘Plan’). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under the Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% 12 months from grant date with the balance vesting in equal monthly instalments over the following 36 months.

On 27 November 2012, MEI was disposed of, together with its share Plans. Up until the date of disposal, no options/warrants that were issued as share-based payments had expired or been forfeited or exercised.

Other share based payments

MEI has also issued options/warrants outside the Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June 2013.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 36.	Share-based payments (continued)

Set out below are summaries of MEI options/warrants granted under the plan (exercise price quoted is in US dollars):

2013

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other *	Balance at the end of the year

01/07/08	30/07/13	$21.700	4,608	—	—	(4,608)	—
01/07/08	28/01/14	$6.300	5,000	—	—	(5,000)	—
01/07/08	23/04/15	$5.050	110,195	—	—	(110,195)	—
01/07/08	07/06/15	$1.860	110,195	—	—	(110,195)	—
01/07/08	18/06/15	$1.520	73,463	—	—	(73,463)	—
01/07/08	01/09/15	$0.770	82,232	—	—	(82,232)	—
01/07/08	01/11/15	$1.150	37,500	—	—	(37,500)	—
01/07/08	01/06/16	$1.280	177,620	—	—	(177,620)	—
01/07/08	01/08/16	$1.900	138,510	—	—	(138,510)	—
01/07/08	01/09/16	$1.530	2,000	—	—	(2,000)	—
01/07/08	01/06/17	$0.610	1,000	—	—	(1,000)	—

			742,323	—	—	(742,323)	—

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/07/13	$21.700	4,608	—	—	—	4,608
01/07/08	28/01/14	$6.300	5,000	—	—	—	5,000
01/07/08	23/04/15	$5.050	110,195	—	—	—	110,195
01/07/08	07/06/15	$1.860	110,195	—	—	—	110,195
01/07/08	18/06/15	$1.520	73,463	—	—	—	73,463
01/07/08	01/09/15	$0.770	82,232	—	—	—	82,232
01/07/08	01/11/15	$1.150	37,500	—	—	—	37,500
01/07/08	01/06/16	$1.280	177,620	—	—	—	177,620
01/07/08	01/08/16	$1.900	—	138,510	—	—	138,510
01/07/08	01/09/16	$1.530	—	2,000	—	—	2,000
01/07/08	01/06/17	$0.610	—	1,000	—	—	1,000

			600,813	141,510	—	—	742,323

Weighted average exercise price							$2.160

On 27 November 2012, MEI was disposed of, together with its share Plans. Up until the date of disposal, no options/warrants were that were issued as share-based payments had expired or been forfeited or exercised. These options are no longer part of the consolidated entity, however they may still be available for conversation by MEI option holders.

Share based payment plans-Glycotex, Inc.

The Glycotex, Inc. 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

On 27 November 2012, Glycotex, Inc. was disposed of, together with its share Plans.

Novogen Limited

Directors’ declaration

In the directors’ opinion:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•	the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

•	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 33 to the financial statements.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly
Chairman

26 September 2013
Sydney

Grant Thornton Audit Pty Ltd
ACN 130 913 594

Level 19, 2 Market Street
Sydney NSW 2000
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Sydney NSW 1230

T +61 2 8297 2400
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Independent Auditor’s Report

To the Members of Novogen Limited

Report on the financial report

We have audited the accompanying financial report of Novogen Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2013, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001. The Directors’ responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

a	the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the net loss for the period of $784,560, net operating cash outflows of $8,793,734 and Note 1 to the financial report which indicates a number of uncertainties regarding the going concern assumption. The matters outlined in Note 1 indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

Report on the remuneration report

We have audited the remuneration report included in pages 17 to 21 of the directors’ report for the year ended 30 June 2013. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Novogen Limited for the year ended 30 June 2013, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

L M Worsley
Partner - Audit & Assurance

Sydney, 26 September 2013

Novogen Limited

Shareholder information

30 June 2013

The shareholder information set out below was applicable as at 16 September 2013.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares

1 to 1,000	1,458
1,001 to 5,000	1,274
5,001 to 10,000	432
10,001 to 100,000	651
100,001 and over	110

3,925

Holding less than a marketable parcel	2,351

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	52,110,410	36.14
J P MORGAN NOMINEES AUSTRALIA LIMITED	9,236,397	6.40
DR ANDREW HEATON	7,600,400	5.27
EL CORONADO HOLDINGS	4,531,633	3.14
PHYTOSE CORPORATION LIMITED	3,524,207	2.44
D&G BROWN INVESTMENTS PTY LTD	3,494,795	2.42
BENDE HOLDINGS PTY LIMITED	1,677,342	1.16
MR EVAN KNIGHT MORGAN + MRS CAROLYN MARY MORGAN <EVAN K MORGAN SUPER A/C>	1,660,000	1.15
BIONOVA PTY LTD	1,515,151	1.05
AQUAGOLF PTY LIMITED <AQUAGOLF PTY LTD S/F A/C>	1,497,136	1.04
MR MOHAMMED SHAHEED	1,200,700	0.83
MR COLIN JAMES EASTERBROOK + MRS JANET ELIZABETH EASTERBROOK <C & J EASTERBROOK SUPER A/C>	1,200,001	0.83
CANNING NOMINEES PTY LTD	1,100,000	0.76
MATTHEW LOWERY	1,062,456	0.74
ANKERWYKE HOLDINGS PTY LTD	800,000	0.55
VNA HOLDINGS PTY LTD	727,402	0.50
MRS JANET ELIZABETH EASTERBROOK	700,001	0.49
MR COLIN JAMES EASTERBROOK	700,000	0.49
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED <ML PRO A/C>	656,499	0.46
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	564,053	0.39

	95,558,583	66.25

Novogen Limited

Shareholder information

30 June 2013

Unquoted equity securities

There are no unquoted equity securities.

Substantial holders

Substantial holders in the company are set out below:

	Ordinary shares
	Number held	% of total shares issued

SOUTHERN COMPANY SYSTEM MASTER RETIREMENT TRUST AND CERTAIN OF ITS SUBSIDIARIES AND ASSOCIATED COMPANIES	10,441,892	7.24
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY GROUP AND CERTAIN OF ITS SUBSIDIARIES	9,867,292	6.84
DR ANDREW HEATON	7,600,400	5.27

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.